

TITAN

TITAN INTERNATIONAL, INC.

2001 Annual Report

Including Form 10-K

TITAN™

TITAN INTERNATIONAL, INC.

2001 Annual Report

Including Form 10-K

Contents

Financial Highlights

2001 Sales By Market


Consumer
10%
Agricultural
56%
Earthmoving/
Construction
34%

Net Sales (In Millions)


'01
$457.5
'00
$543.1
'99
$588.0
'98
$660.8
'97
$690.1

Selected Financial Data – Five Year Summary

(Amounts in thousands, except operating margin and per share data.)

	2001	2000	1999	1998	1997
Net Sales	$457,475	$543,069	$588,023	$660,781	$690,131
Gross Profit	20,551	40,145	61,694	91,129	105,982
(Loss) Income From Operations	(33,465)	(8,646)	3,770	31,163	53,626
(Loss) Income Before Income Taxes	(50,742)	8,702	(18,445)	13,146	40,542
(Loss) Income Before Extraordinary Item	(37,403)	4,525	(11,436)	8,151	25,136
Net (Loss) Income	(34,789)	4,525	(11,436)	8,151	25,136
Net (Loss) Income Per Share Before Extraordinary Item – Basic	$ (1.81)	$ .22	$ (.55)	$ .38	$ 1.11
Net (Loss) Income Per Share Before Extraordinary Item – Diluted	(1.81)	.22	(.55)	.38	1.10
Net (Loss) Income Per Share – Basic	(1.68)	.22	(.55)	.38	1.11
Net (Loss) Income Per Share – Diluted	(1.68)	.22	(.55)	.38	1.10
Dividends Declared Per Common Share	.03	.06	.06	.06	.06

Financial Position

	2001	2000	1999	1998	1997
Working Capital	$180,684	$186,116	$170,783	$170,465	$183,909
Current Assets	262,723	285,556	279,078	312,195	298,596
Total Assets	568,954	591,641	637,181	678,274	585,142
Long-Term Debt	256,622	227,975	255,521	247,584	181,705
Stockholders' Equity	185,907	228,705	228,866	247,037	248,129

A Message To Our Stockholders

For Titan International, Inc., as for the wide spectrum of manufacturing industries, 2001 proved a difficult year. The business of doing business was dramatically altered and the mandate was clear: learn to do more with less. The continuing three-year market slump in the large agricultural equipment market and sustained pricing pressure took their toll on profitability. With spending curtailed, Titan adopted a wait and see attitude about how our markets in agriculture, earthmoving/ construction and consumer would be affected by the faltering economy and the unprecedented, turbulent times of this nation.

Rising to the challenge

Titan viewed the year 2001 as an opportunity to drive the company forward by focusing on our core business strategy. Critical to this mission was the settlement of the long strikes between subsidiary Titan Tire Corporation, of Des Moines, Iowa, and USWA Local 164 and Titan Tire Corporation of Natchez and Local 303L. Members overwhelmingly voted to end the more than three-and-a-half-year long strikes with new labor agreements that are effective through 2006. The settlement of these strikes represents the type of positive action that fuels Titan's determination to rally additional force and identify new ways to apply our resources and spur additional growth.

We are optimistic about our future potential. Titan's competitive position and our ability to offer complete wheel and tire assemblies to Original Equipment Manufacturers (OEMs) present exciting opportunities. We are the only company with this capability in a broad range of sizes and, since we enjoy long-standing relationships with key OEMs, it is anticipated that as the market improves growth will occur. Additionally, Titan has always strived to produce a superior product at a competitive price. Recent factory and distribution consolidations have allowed management to create operating efficiencies that lower cost, streamline production capacity and should improve profit margins. A stronger manufacturing system has emerged to produce our competitively broad and innovative product line. Given our management strength, including depth of experience; our commitment to developing new business in the aftermarket; and the strategic initiatives taken to improve company performance, the objective of profitability should be achieved in the near term.

Winning combination

Custom branding has sparked a trend with many of the major OEMs and has the ability to propel both Titan and these customers to new levels of success. This is a product diversification that is complementary to our core business. We possess the capability and capacity to quickly respond to a market call that partners Titan with customers to take advantage of an emerging growth opportunity. We have been producing custom branded OEM and aftermarket construction tires for Caterpillar Inc. New programs are being developed to serve several other major companies expressing interest. In November 2001, Titan secured approval to sell Titan wheels and tires through the CNH Global N.V. dealer system with a future opportunity to produce Case, Case IH and New Holland branded

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tires. Titan's intent is to generate demand for custom branded tires in OEM and aftermarket applications. This is a segment that promises to produce notable growth and to play an important role on the road to recovery.

Equipped to serve

On-going government dialogue produced tangible results in September 2001, when Titan Wheel Corporation of Illinois received confirmation of the largest military contract negotiated in the history of the company. The U.S. Army granted Titan a multi-year contract for two-piece, bolt-together wheels. The value of this contract for new and replacement wheels could exceed $45 million. On the heels of this good news, Tank Automotive Command (TACOM) awarded Titan Tire Corporation a contract to develop conventional tires and LSW wheel and tire assemblies for U.S. Marine Corp light armored vehicles (LAV). Following a successful development and testing phase, LSW assemblies will be offered for use on military trucks, HMMVs (hummers), and other applications. Military recognition of Titan's expertise in providing wheels and tires for off-highway vehicles represents an opportunity to weather the storm of an uncertain environment and adds to the predictability of our production base. It is anticipated that military demand will remain strong.

Titan resolve

A time of crisis also represents a time of opportunity and a slowing economy is not an excuse to slow our efforts. Before the strikes, Titan's business was increasing at double-digit rates annually. With the strikes settled, we are now concentrating on further developing an infrastructure to accommodate an increased demand for the Titan product line. We have tremendous manufacturing capacity and the ability to produce a quality, cost-effective product. It is our pioneering American spirit along with a resilient workforce and a track record of increasing market share during a recessionary period that will enable Titan to emerge successfully from the changes and challenges of the past year. The road ahead is filled with great promise. The fundamental components are in place and we are prepared to maximize Titan's competitive position in the global marketplace. Titan remains "bullish" on the future and we stand united, ready to emerge prosperous in 2002.

Erwin Billig
Chairman of the Board

Maurice Taylor Jr.
President &
Chief Executive Officer



Maurice Taylor Jr.
President & CEO

Erwin Billig
Chairman of the Board

Agricultural Market

Clearly, conditions could have been better as the U.S. agricultural economy downturn continued in 2001. Some equipment manufacturers reported slightly higher production and sales figures than in 2000, particularly early in the year. Dairy farmers experienced the largest gains in 2001. However, crop prices remained low and government payments, though somewhat lower than the previous year, still accounted for a sizable portion of farm income.

Titan continued to respond to this economic situation by generating innovative products to address the needs of farmers. The affordability and versatility of low-horsepower compact and utility tractors have gained attention during this downturn. Titan is working with John Deere to develop a special 58-inch outside diameter tire for utility tractors. Additionally, Titan's new Soft Turf tire was designed for turf-sensitive applications for this equipment. The LSW 430 radial version of that design has the added benefits of the patent-pending LSW concept for a reduction in vehicle bounce, lope, and sidewall heat buildup. In 2001, the LSW 430 tire was recognized by the Society for Engineering in Agricultural, Food and Biological Systems (ASAE) with the AE50 award for outstanding innovation in product technology. This is the third consecutive year that a Titan product has received this honorary designation. In addition, beginning in January 2002, Massey Ferguson has chosen to include the LSW 430 as an original equipment fitment.

The introduction of Titan's Hi-Load Harvester R-1 and R-2 drive tires with a 28 ply rating marks the highest load rating available in the 20.8-38 size in the industry. The tires are designed to replace standard 14 ply rating tires on cotton pickers operating under extreme conditions.

In addition to new product offerings, Titan's pursuit of unconventional business opportunities led to notable advances in 2001. Several major original equipment manufacturers (OEMs) initiated or began evaluating the prospect of custom branded tires in order to capitalize on personal brand reputation while increasing profit potential for both the corporation and the dealer base. Titan will continue to work with these manufacturers to develop a unique product line capable of ensuring the ultimate in performance while capturing financial growth opportunities in the replacement parts business.

As Titan wheels and tires are made available through hundreds of Case IH and New Holland agricultural equipment dealers in North America, the demand for Titan products from farmers should increase. The partnership between Titan and the equipment dealers will be mutually beneficial as Titan gains market exposure and dealers expand their product offerings and customer service opportunities. Product training by Titan personnel will ensure that equipment dealers are knowledgeable and prepared for this entry into the tire business.

Titan secured a long-term exclusive agreement with Mahindra U.S.A., the American branch of India's largest tractor manufacturer Mahindra & Mahindra Ltd., to supply wheels and tires for compact and utility tractors imported for sale in the United States. Mahindra is the fourth largest tractor manufacturer in the world in terms

TITAN™

of units, and is experiencing double-digit growth in local demand as they execute their managed growth strategy. Mahindra is also a major customer of Wheels of India, a minority-owned subsidiary of Titan Europe Ltd.

In Europe, the agricultural market was down slightly in 2001, with the anticipation of a double-digit downturn in 2002. However, Titan's European facilities anticipate that the slowdown will be partially offset by new business. During 2001, Titan developed approximately 100 new agricultural wheels for AGCO U.K. Additionally, 50 kph adjustable tractor wheels designed in response to European demand have been submitted for customer testing. Adjustable wheels based on Titan's patented waffle wheel design are also being developed for this application. Titan's 50 kph fixed wheels have already set the standard in the European market.

Predictions for the agricultural market in 2002 are tenuous due to the current events and conditions. Industry forecasts range from a drop of five percent to a gain of five percent. Many variables, including weather, export markets and future government policies and payments, can greatly influence the overall health of the agricultural economy.

Market (percentage of sales)


Agricultural
56%

Net Sales (in millions)


'01
$256.2
'00
$283.1
'99
$254.8
'98
$324.9
'97
$358.3



Earthmoving/Construction Market

The earthmoving/construction industry in both the U.S. and Europe experienced softness reflective of the general economic downturn in 2001. In these unprecedented times, it is difficult to predict the impact to infrastructure projects. While lower interest rates in 2001 may result in increased housing starts, the effect of these trends on equipment and component sales tend to lag by several months. Therefore, the impact on wheel and tire demand is not yet apparent. A resulting positive effect on construction equipment demand is expected in mid-2002. Assuming a normal winter and some economic upturn, coal mining should continue the growth seen in 2001.

Equipment rental agencies are enduring difficult conditions as projects are halted and the market is deluged with excessive used equipment, decreasing the demand for new equipment. This phenomenon has had the greatest effect on the telescopic handler market and to a lesser extent the skid steer and backhoe markets. However, new mini-telehanders and loaders are being introduced to the market place by five manufacturers to offset a shortage of construction labor. These more affordable pieces of equipment will find new customers in both the construction and agricultural fields.

Titan continues to introduce new products to meet the varied demands of construction equipment manufacturers. Titan is in the final stage of testing a three-piece wheel design intended to replace the standard five-piece design. Several customers are interested in this three-piece design because the wheel weighs less without a sacrifice in strength.

To complement Titan's extensive offerings for the skid steer market, the H/E tire design is being introduced to withstand severe applications and environments such as concrete planing, asphalt recycling, demolition areas, quarries, glass plants and scrap yards. With a tread depth 70 percent deeper than standard skid steer tires, the H/E also excels in conditions requiring superior traction.

Two new tire designs are being developed for the industrial backhoe market. The Contractor II I-3 front tire features a higher load rating, wider tread and 30 percent more contact area when compared to previous options. These features also ensure an improvement in tread wear. An LSW version of this tire will have the added benefits of reduced bounce, improved handling and reduced foam fill requirements. For the rear position of the backhoe, the Industrial Tractor Lug II R-4 also features a higher load rating. The angled, center lug tread design improves traction and the specialized tread compound extends wear. This tire will also be available as an LSW to reduce rim slippage, provide better handling, and reduce urethane fill requirements by 20 percent compared to conventional tires.

Demands for a more robust tire for telescopic handlers were met with Titan's new Super Rigger E-3 tire. The tire's non-directional tread

TITAN™

pattern yields superior traction both in forward and reverse, while increasing the rubber contact with the ground by 33 percent when compared with grader G-2 or L-2 tires commonly utilized on telescopic handlers. The tire has been designed to fit a single-piece rim to aid acceptance into the replacement market. For ultimate performance, the tire is also available in the LSW design.

Titan's program with CNH will enable the company to sell the extensive line of construction and industrial wheels and tires through Case and New Holland construction equipment dealers throughout the United States. In addition to CNH, several other construction OEMs are considering following Caterpillar's lead by participating in Titan's custom tire branding program. Titan's top quality line of products that address real work site concerns make the option of offering their own custom branded tires even more appealing to equipment manufacturers.

Market (percentage of sales)



Earthmoving/
Construction
34%

Net Sales (in millions)



'01
$156.0
'00
$162.6
'99
$157.7
'98
$174.4
'97
$172.9

LSW assemblies are now available for skid steers, telescopic handlers, backhoes and aerial lifts.



Consumer Market

Titan's consumer segment includes products for trailers and all terrain vehicles (ATV). The ATV market continues its upward trend, with the market reaching well over one million vehicles. The trailer market, however, has undergone a steep downturn in the past two years. In response, Titan is introducing tires to capitalize on the success of the ATV market, while developing new trailer component products to target specific opportunities for expanded market share.

As the fastest growing segment of the power sports industry, the ATV market is steadfastly advancing the trend of double-digit growth in new machine sales, with the wheel and tire aftermarket growing an estimated 10 to 15 percent annually. Despite the April 2000 sale of Titan's primary ATV tire manufacturing facility, Titan has managed to expand our share of the aftermarket through the introduction of tires that outperform the competition. Recreational and racing consumers, who are most likely to replace tires annually and seek options for enhanced performance and cosmetic appeal, especially appreciate these new designs. In general, the market has gravitated to tires with a larger rim diameter coupled with an increased tire diameter. Rim diameters are currently increasing from 12 inches to 13 to 14 inches, with tire outside diameters also increasing.

In the first quarter of 2001, Titan introduced two new ATV tire lines that are generating much enthusiasm in the ATV community. The 489 X/T, available in 20 sizes ranging from 22 to 26 inches in diameter, is the second generation of the popular AT489. The X/T design enhancements include grooved tread elements yielding more biting edges for increased traction and a six ply rating construction for superior stability, durability and puncture resistance. Independent confirmation of the 489 X/T's exceptional performance was received when *4 Wheel ATV Magazine* named the tire the winner of its "All Terrain Tire Shootout" in the August 2001 issue – with straight A's in every category.

The 589 M/T is also an enhancement of a previously successful Titan design. While retaining the superior mud handling characteristics of the original AT589, the M/T also incorporates maximum traction ridges (MTRs) between tread elements designed to break through the stickiest mud. Additionally, stepped lugs heighten stability and tire life. Like the 489 X/T, grooved tread elements and six ply rating construction round out the features. In addition to 10 standard sizes ranging from 24 to 27 inches in diameter, the 589 M/T design is also available in the patent-pending LSW style for premium stability, traction and the ability to operate at zero air pressure.

Titan is diversifying the product mix of trailer components to take advantage of various trends within the trailer industry. The trailer industry can be segmented into horse and livestock trailers, fifth wheel travel trailers, conventional travel trailers, utility trailers, marine trailers, agricultural trailers, grain wagons and implements. Such a variety of equipment results in distinct requirements.

As trailer manufacturers have transitioned from drum brakes, Titan has introduced a complete line of disc brakes to complement

TITAN™

the disc brake actuator line. Also, Titan is bringing the BrakeRite electric over hydraulic actuator to market in early 2002 for heavy trailer use. The proportional valve feature of this actuator makes it unique in the market. In addition, BrakeRite employs a larger motor than the competition to apply faster, more reliable pressure to the brakes while generating less heat. Special design considerations, including a fully enclosed motor and pump assembly to prevent damaging condensation and vertically mounted components to reduce stress, also add to the durability of the unit.

The Ultra 60 actuator caters to the high-end boat trailer market. This actuator is designed to be mounted by the trailer manufacturer and painted to appear as an integral part of the trailer. In addition to the cosmetic appeal of this streamlined unit, numerous modifications enhance ease of operation and durability. The Ultra 60 is currently in the testing phase with release planned in mid-2002.

Net Sales (in millions)


'01 $45.3
'00 $97.4
'99 $175.5
'98 $161.5
'97 $158.9

Market (percentage of sales)


Consumer
10%



Board of Directors



Erwin H. Billig
Chairman of the Board

Mr. Billig is chairman of MSX International and previously served as vice chairman of MascoTech. He is also a director and vice chairman of Delco Remy International.

(a,c)



Edward J. Campbell

Mr. Campbell was employed for 27 years by Tenneco. He spent 13 of those years as president of Newport News Shipbuilding Company, and 14 years at J.I. Case, three of those (1992-94) as president.

(b,c)



Richard M. Cashin Jr.

Mr. Cashin is chairman of One Equity Partners, the private equity investment unit of Bank One, which manages $3.7 billion of Bank One's capital.

(a,b,c)



Albert J. Febbo

Mr. Febbo retired from GE after 30 years - 18 years with the plastics business in sales and marketing leadership roles in the U.S. and Europe and 12 years as a corporate officer leading the automotive and corporate marketing teams. He also serves as a director of Med Panel, Inc.

(b,c)



Mitchell I. Quain

Mr. Quain is chairman of the Industrial Manufacturing Institute. Mr. Quain is also a director of MagneTek, Inc., Mechanical Dynamics, Inc., Register.com and Strategic Distribution, Inc.

(b,c)



Anthony L. Soave

Mr. Soave is president, CEO and founder of Soave Enterprises L.L.C., a Detroit-based holdin company which owns and operates businesses i distribution, environmental, and metals recycling, as well as other diversified industries.

(a,b,c)



Maurice M. Taylor Jr.
President and CEO

Mr. Taylor has been president and chief executive officer of Titan since the 1990 acquisition, and before that had a significant role in the development of the company.

(a)

Corporate Officers

Erwin H. Billig
Chairman of the Board

Maurice M. Taylor Jr.
President & Chief Executive Officer

J. Michael A. Akers
Vice President

Kent W. Hackamack
Vice President of Finance & Treasurer

Cheri T. Holley
Vice President, Secretary & General Counsel

(a) Member of Executive Committee (b) Member of Audit & Oversight Committee (c) Member of Compensation Committee

TITAN™

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2001

or

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 1-12936

TITAN INTERNATIONAL, INC.
(Exact name of registrant as specified in its charter)

Illinois	**36-3228472**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
2701 Spruce Street, Quincy, IL 62301	**(217) 228-6011**
(Address of principal executive offices, including Zip Code)	(Telephone Number)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common stock, no par value	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes [X] No [ ]

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [X]

As of February 28, 2002, 20,726,995 shares of common stock of the registrant were outstanding. The aggregate market value of the shares of common stock of the registrant held by non-affiliates was $81,288,372 based upon the closing price of the common stock on the New York Stock Exchange on February 28, 2002.

DOCUMENTS INCORPORATED BY REFERENCE

Part III incorporates information by reference from the registrant's definitive proxy statement for its annual meeting of stockholders to be held May 16, 2002.

Item 1. Business

General

Titan International, Inc. (Titan or the Company) is a global manufacturer of off-highway steel wheels and tires for the agricultural, earthmoving/construction and consumer markets. Titan generally manufactures both wheels and tires for these markets and provides the value-added service of assembling the complete wheel-tire system. The Company offers a broad range of different products that are manufactured in relatively short production runs to meet original equipment manufacturers' (OEMs) specifications and/or aftermarket customer requirements.

During the mid-1990s, Titan began a process to reengineer its wheel and tire operations. The Company established a new identity, creating the framework for continued well-managed growth. Titan continues a multi-year plan to focus on its core business and to lay the groundwork for ongoing growth and strength in the off-highway wheel, tire and assembly business. Titan's commitment to product innovation is demonstrated by the development of the LSW series of wheels and tires, which considerably enhances the performance of off-highway vehicles.

In 2001, Titan's sales in the agricultural market represented 56% of net sales, the earthmoving/ construction market represented 34% of net sales and the consumer market represented 10% of net sales. For information concerning the revenues, certain expenses, income from operations and assets attributable to each of the segments in which the Company operates, see Note 20 to the consolidated financial statements of Titan International, Inc. included in Item 8 herein.

Agricultural Market

Titan sells agricultural wheels, rims and tires to OEMs and aftermarket distributors. These wheels, rims and tires are manufactured by Titan for installation on various agricultural and forestry equipment, such as tractors, combines, skidders, plows, planters and irrigation equipment. The wheels and rims range in diameter from 9" to 54" with the 54" diameter being the largest agricultural wheel manufactured in North America. Basic configurations are combined with other features (such as various centers and a wide range of material thickness) allowing the Company to offer a broad line of different product models to meet customer specifications. The agricultural tires range in diameter from 8" to 85" and in width from 4.8" to 44". The Company offers the added value of a complete wheel and tire assembly to its customers. The Company's aftermarket tires are marketed through a network of independent distributors, equipment dealers, and Titan's own distribution centers.

Earthmoving/Construction Market

The Company manufactures wheels and rims for various types of earthmoving, mining and construction equipment, including skid steers, cranes, graders and levelers, scrapers, self-propelled shovel loaders, load transporters, haul trucks and backhoe loaders. These wheels and rims range in diameter from 20" to 63", in width from 8" to 60" and in weight from 125 pounds to 7,000 pounds. The 63" diameter is the largest earthmoving/construction wheel manufactured in North America. The Company provides its customers with a broad range of earthmoving/construction wheels and rims. The majority of the earthmoving/ construction wheels produced by Titan are sold directly to OEMs. Titan currently produces a wide range of tires for the earthmoving/construction market. The Company also manufactures various wheels, tires and components for the United States Government, primarily for certain military vehicles (i.e., trucks, trailers, tanks and personnel carriers). The earthmoving/construction market is another area in which the Company can offer the added value of wheel and tire assembly.

Consumer Market

Titan manufactures a variety of products for all terrain vehicles (ATV), turf, golf, and trailer applications. In April 2000, the Company exited the OEM business for lawn and garden equipment and ATVs, concentrating instead on the agricultural and earthmoving/construction businesses for both LSW and conventional wheel and tire assemblies to OEMs and the aftermarket for ATV and turf products. Consumer wheels and rims range in diameter from 4" to 16". Titan currently produces a wide range of tires for the consumer market. New ATV tire tread patterns for the replacement market were introduced in 2001 and 2000. The Company produces wheels, tires, and assembles other products for the domestic markets for boat, recreational and utility trailers. The Company also offers the value-added service of a wheel-tire system for the consumer market.

Operations

Wheel Manufacturing Process

Most agricultural wheels are produced using a rim and a center disc. A rim is produced by first cutting large steel sheets to required width and length specifications. These steel sheets are rolled and welded to form a circular rim, which is flared and formed in the rollform operation. The majority of discs are manufactured using presses that both blank and form the center to specifications in multiple stage operations. The Company has the capability to e-coat the wheel using a multi-step process prior to the final top coating.

Large earthmoving/construction steel wheels are manufactured principally from hot rolled steel sections. This process is used because the high load bearing capacity of these wheels requires rim thickness that is beyond the capability of cold-rolling. Rims are built from a series of hoops that are welded together to form a rim base. The complete rim is made from either three or five separate parts that then lock together after the rubber tire has been fitted to the wheel and inflated.

Smaller wheels (usually 12" or less in diameter), the majority of which are produced for consumer markets, are manufactured by a process in which half-wheels are press-formed, then two of these half-wheel stampings are welded together to form a complete wheel. Generally, for larger wheels (12" or more in diameter) produced for the consumer market, the Company manufactures rims and centers, welds the rims to the centers and then paints the assembled product.

Tire Manufacturing Process

Tires are produced by mixing rubber, carbon black and chemicals to form various rubber compounds. These rubber compounds are then extruded and processed with textile or steel materials to make specific components. These components: beads (wire bundles that anchor the tire with the wheel), plies (layers of fabric that give the tire strength), belts (fabric or steel fabric wrapped under the tread in some tires), tread and sidewall, are then assembled into an uncured tire. The uncured tire is placed in a press that molds and vulcanizes the tire under set time, temperature and pressure into a finished tire.

Operations (continued)

Wheel and Tire Assemblies

The Company's position as a manufacturer of both wheels and tires allows Titan to mount and deliver one of the largest selections of off-road assemblies in the world. Backed by the resources of the Company's facilities, Titan provides the value-added service of one-stop shopping for wheel-tire assemblies for the agricultural, earthmoving/construction and consumer markets. Customer orders are entered into the Company's system by either electronic data interchange or manually. Based on each customer's requirements, the appropriate wheel-tire assembly delivery schedule is formulated. The Company's just-in-time delivery program offers the product to the customer when requested.

Quality Control

The Company is ISO 9000 certified at seven of its manufacturing facilities. The ISO 9000 series is a set of related and internationally recognized standards of management and quality assurance. The standards specify guidelines for establishing, documenting and maintaining a system to ensure quality. The ISO 9000 certifications are evidence of Titan's dedication to providing quality products to its customers.

Raw Materials

The primary raw materials used by the Company in all segments are steel and rubber. To ensure a consistent steel supply, Titan purchases its basic steel from key steel mills and maintains relationships with steel processors for steel preparation. The Company is not dependent on any single producer for its supply of steel. Rubber and raw materials for tire manufacture are one of the Company's largest commodity expenses. Titan buys rubber in markets where there are numerous sources of supply. In addition to the development of key suppliers domestically, the Company's strategic procurement plan includes international suppliers to assure competitive price and quality in the global marketplace. As is customary in the industry, the Company does not have long-term contracts for the purchase of steel or rubber and, therefore, purchases are subject to fluctuation in price.

Customers

The Company's 10 largest customers accounted for approximately 51% of net sales for the year ended December 31, 2001, compared to 48% for the year ended December 31, 2000. Net sales to Deere & Company in Titan's agricultural, earthmoving/construction, and consumer markets represented 15% of the Company's consolidated revenues for the year ended December 31, 2001. Net sales to CNH Global N.V. in Titan's three markets represented 13% of the Company's consolidated revenues for the year ended December 31, 2001. No other customer accounted for more than 10% of the Company's net sales in 2001.

Order Backlog

As of February 28, 2002, Titan estimates that it had $110 million in firm orders compared to $124 million at February 28, 2001. Orders are considered firm if the customer would be obligated to accept the product if manufactured and delivered pursuant to the terms of such orders. The Company believes that the majority of its current order backlog will be filled during the current year.

Marketing and Distribution

The Company has an internal sales force and utilizes several manufacturing representative firms for sales in the United States and Europe. In the United States, sales representatives are organized within geographical regions. The international sales force includes employees in France, Germany, Italy and the United Kingdom. Titan believes international sales efforts are enhanced when sales representatives sell primarily within their native countries.

Titan distributes wheels and tires directly to OEMs. The distribution of aftermarket tires is done primarily through a network of independent and OEM dealers. The Company distributes wheel and tire assemblies through its own distribution centers directly to OEMs and to aftermarket customers. Titan's distribution network consists of 12 facilities throughout the United States and Europe, which are strategically located near major OEMs and aftermarket customers for just-in-time delivery.

Research, Development and Engineering

The Company's research, development and engineering staffs test new designs and technologies and develop new manufacturing methods to improve product performance. These services enhance the Company's relationships with customers. The Company has spent $3.1 million, $4.7 million, and $6.3 million, on research and development for the years ended December 31, 2001, 2000 and 1999, respectively. These costs were primarily incurred in developing the LSW series of wheels and tires, which considerably enhances the performance of off-highway vehicles. The ongoing cost of research and development for the LSW has declined, although Titan continues to introduce new LSW wheel and tire assemblies for the agricultural, earthmoving/construction, and consumer markets.

The LSW wheel and tire assemblies reduce bounce, hop, lope and heat build-up and provide more stability and safety for the operator, which in turn means greater productivity. The key to the success of the LSW is an increase in the diameter of the wheel while maintaining the original outside diameter of the tire. This is accomplished by lowering the sidewall (LSW is an acronym for low sidewall) and increasing its strength. Maintaining the original outside diameter of the tire allows the LSW to improve the performance of agricultural, earthmoving/construction and consumer equipment without further modification.

Employees

At February 28, 2002, the Company employed approximately 3,100 people in the United States and Europe. Approximately 30% of the Company's employees in the United States are covered by three collective bargaining agreements. The majority of employees at Titan's foreign facilities are represented by collective bargaining agreements that are renewed from time to time depending on terms of the agreement and the laws of the foreign jurisdiction. The labor agreement with employees of the Company's Walcott, Iowa, facility is set to expire in July 2002. In September of 2001, employees of the Company's Des Moines, Iowa, facility approved a new labor agreement effective through the year 2006. In December of 2001, former workers at the Company's Natchez, Mississippi, facility approved a new labor agreement also effective through the year 2006. The employees or former workers at these facilities had been on strike for 40 and 39 months, respectively. The Natchez, Mississippi, facility is not currently in operation. The strikes at these facilities have had an adverse effect on the Company's 2001, 2000 and 1999 financial position, cash flows and results of operations. The Company believes the resolution of these two strikes has improved employee relations at these facilities and that employee relations at the other facilities are generally good.

Competition

The Company competes with several domestic and international companies, some of which are larger and have greater financial and marketing resources than Titan. The Company believes it is the primary source of steel wheels and rims to the majority of its North American customers. Major competitors in the wheel market include GKN Wheels, Ltd. and Topy Industry, Ltd. Major competitors in the tire market include Goodyear Tire & Rubber Co. and Bridgestone/Firestone. The Company competes primarily on the basis of price, quality, customer service, design capability and delivery time. The Company's ability to compete with international competitors may be adversely affected by currency fluctuations. In addition, certain of the Company's OEM customers could, under individual circumstances, elect to manufacture the Company's products to meet their requirements or to otherwise compete with the Company. There can be no assurance that the Company will not be adversely affected by increased competition in the markets in which it operates, or that competitors will not develop products that are more effective, less expensive, or otherwise render certain of Titan's products less competitive. From time to time, certain competitors of the Company have reduced their prices in particular product categories, which has prompted the Company to reduce prices as well. There can be no assurance that in the future, competitors of the Company will not further reduce prices or that any such reductions would not have a material adverse effect on the Company.

International Operations

In addition to the Company's facilities in the United States, Titan also operates distribution and wheel manufacturing facilities in Europe. For the year ended December 31, 2001, the Company generated $113.7 million, or 25% percent, of its net sales from foreign operations. International operations and exports to foreign markets are subject to a number of special risks, including, but not limited to, risks with respect to currency exchange rates, economic and political destabilization, other disruption of markets, and restrictive actions by foreign governments (such as restrictions on transfer of funds, export duties and quotas and foreign customs). Other risks include changes in foreign laws regarding trade and investment, difficulty in obtaining distribution and support, nationalization, the laws and policies of the United States affecting trade, foreign investment and loans, and foreign tax laws. There can be no assurance that one or a combination of these factors will not have a material adverse effect on the Company's ability to increase or maintain its foreign sales or on its results of operations. The Company had total aggregate export sales of approximately $70.8 million, $79.4 million, and $90.9 million, for the years ended December 31, 2001, 2000 and 1999, respectively. For financial information regarding international operations, see Note 20 to the consolidated financial statements of Titan International, Inc. included in Item 8 herein.

The Company has significant manufacturing operations in foreign countries and purchases a portion of its raw materials from foreign suppliers. The production costs, profit margins and competitive position of the Company are affected by the strength of the currencies in countries where Titan manufactures or purchases goods relative to the strength of the currencies in countries where its products are sold. The Company's results of operations, cash flows and financial position may be adversely affected by fluctuations in foreign currencies and by translation of the financial statements of the Company's foreign subsidiaries from local currencies into U.S. dollars.

Patents and Trademarks

The Company owns various United States and foreign patents and trademarks and continues to apply for patent protection for many new products. While it considers patents significant to the operations of the business, Titan does not consider any one of them to be of such importance that the patent's expiration or invalidity could materially affect the Company's business.

Environmental Compliance

In the ordinary course of business, like other industrial companies, the Company is subject to extensive and changing federal, state, local and foreign environmental laws and regulations, and has made provisions for the estimated financial impact of environmental cleanup costs. The Company's policy is to accrue environmental cleanup-related costs of a noncapital nature when those costs are believed to be probable and can be reasonably estimated. Expenditures that extend the life of the related property or mitigate or prevent future environmental contamination are capitalized. The Company does not currently anticipate any material capital expenditures for environmental control facilities. The quantification of environmental exposures requires an assessment of many factors, including changing laws and regulations, advancements in environmental technologies, the quality of information available related to specific sites, the assessment stage of the site investigation, preliminary findings and the length of time involved in remediation or settlement. The Company does not include anticipated recoveries from insurance carriers or other third parties in its accruals for environmental liabilities. Due to the difficult nature of predicting future environmental costs, the Company can not anticipate or predict the material adverse effect on its operations, cash flows or financial condition as a result of its efforts to comply with, or its liabilities under, environmental laws.

Item 2. Properties

The Company maintains 17 manufacturing and warehousing/distribution facilities in the United States with a collective floor space of approximately 8.2 million square feet. Of these facilities, one is used primarily for the manufacture of agricultural products, one is used primarily for the manufacture of earthmoving/construction products and four are used for the manufacture of agricultural, earthmoving/construction and consumer products. The remaining 11 facilities are used for the warehousing/distribution of products in all of the Company's segments.

The Company's facility in Natchez, Mississippi, is currently not in operation. This facility can be used for the manufacture of agricultural, earthmoving/construction and consumer products and has approximately 1.2 million square feet. There are no short-term plans to reopen this facility, although this facility may be reopened in the future if the Company requires additional production capacity to meet demand. The Company's facility in Greenwood, South Carolina, is currently not in operation. This facility has approximately 0.1 million square feet. The Company is currently assessing strategies for this facility. The Company is in the process of reorganizing its distribution facilities and as a part of this reorganization, some distribution facilities may be closed.

In Europe, Titan maintains six manufacturing and warehousing/distribution facilities with a collective floor space of approximately 1.5 million square feet. These facilities are located in Italy, United Kingdom, France, and Germany. Of these facilities, one is used for the manufacture of earthmoving/ construction products, four are used for the manufacture of agricultural, earthmoving/construction, and consumer products, and one is used for warehousing/distribution of products in all of the Company's segments.

Several of the Company's facilities are leased through operating lease agreements. For information on operating leases, see Note 17 to the consolidated financial statements of Titan International, Inc. included in Item 8 herein. The Company considers each of its facilities to be in good operating condition and adequate for its present use. Management believes that the Company has sufficient capacity to meet current market demand.

Item 3. Legal Proceedings

The Company is a party to routine legal proceedings arising out of the normal course of business. Although it is not possible to predict with certainty the outcome of these unresolved legal actions or the range of possible loss, the Company believes that none of these actions, individually or in the aggregate, will have a material adverse affect on the financial condition or results of operations of the Company.

Item 4. Submission of Matter to a Vote of Security Holders

Not applicable.

Item 4a. Executive Officers of the Registrant

The names, ages and positions of all executive officers of the Company are listed below, followed by a brief account of their business experience during the past five years. Officers are normally appointed annually by the Board of Directors at a meeting of the directors immediately following the Annual Meeting of Stockholders. The President and Secretary are brother and sister. There is no arrangement or understanding between any officer and any other person pursuant to which an officer was selected.

Maurice M. Taylor Jr., 57, has been President, Chief Executive Officer and a Director of the Company since 1990, when Titan was acquired in a management-led buyout by investors, including Mr. Taylor.

J. Michael A. Akers, 58, began organizing the start-up of Titan's European Operations in 1990 and became a member of the management team in 1995. Mr. Akers was appointed Vice President in 1999.

Kent W. Hackamack, 43, served as Corporate Controller of the Company from 1994 to 1996. Mr. Hackamack was appointed Vice President of Finance and Treasurer in 1996.

Cheri T. Holley, 54, joined the Company in 1994 as General Counsel and Secretary. Ms. Holley was appointed Vice President in 1996.

PART II

Item 5. Market for the Registrant's Common Equity and Related Stockholder Matters

The Company's common stock is traded on the New York Stock Exchange (NYSE) under the symbol TWI. The following table sets forth, for periods indicated, the high and low sales prices per share of the common stock as reported on the NYSE, and information concerning per share dividends declared.

2001	High	Low	Dividends Declared
First quarter	$ 5.10	$ 3.50	$ 0.015
Second quarter	5.60	3.00	0.005
Third quarter	6.10	3.99	0.005
Fourth quarter	5.25	4.40	0.005
2000			
First quarter	$ 8.19	$ 5.75	$ 0.015
Second quarter	7.75	5.19	0.015
Third quarter	6.75	4.75	0.015
Fourth quarter	5.75	3.31	0.015

On February 28, 2002, there were 964 holders of record of Titan common stock.

Item 6. Selected Financial Data

The selected financial data presented below, as of and for the years ended December 31, 2001, 2000, 1999, 1998, and 1997, are derived from the Company's consolidated financial statements, audited by PricewaterhouseCoopers LLP, independent accountants, and should be read in conjunction with the Company's audited consolidated financial statements and notes thereto.

	Year Ended December 31, (In thousands except per share data)				
	2001	2000	1999	1998	1997
Net sales	$ 457,475	$ 543,069	$ 588,023	$ 660,781	$ 690,131
Gross profit	20,551	40,145	61,694	91,129	105,982
(Loss) income from operations	(33,465)	(8,646)	3,770	31,163	53,626
(Loss) income before income taxes	(50,742)	8,702 (a)	(18,445)	13,146	40,542
(Loss) income before extraordinary item	(37,403)	4,525 (a)	(11,436)	8,151	25,136
Net (loss) income	(34,789)	4,525 (a)	(11,436)	8,151	25,136
Net (loss) income per share before extraordinary item – basic	$ (1.81)	$ .22 (a)	$ (.55)	$ .38	$ 1.11
Net (loss) income per share before extraordinary item – diluted	(1.81)	.22 (a)	(.55)	.38	1.10
Net (loss) income per share – basic	(1.68)	.22 (a)	(.55)	.38	1.11
Net (loss) income per share – diluted	(1.68)	.22 (a)	(.55)	.38	1.10
Dividends declared per common share	.03	.06	.06	.06	.06

(a) Includes a gain of $38.7 million ($20.1 million after taxes) related to the sale of certain assets in April 2000.

	As of December 31, (In thousands)				
	2001	2000	1999	1998	1997
Working capital	$ 180,684	$ 186,116	$ 170,783	$ 170,465	$ 183,909
Current assets	262,723	285,556	279,078	312,195	298,596
Total assets	568,954	591,641	637,181	678,274	585,142
Long-term debt	256,622	227,975	255,521	247,584	181,705
Stockholders' equity	185,907	228,705	228,866	247,037	248,129

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

The following table sets forth, for the periods indicated, the Company's statement of operations expressed as a percentage of net sales. This table and subsequent discussions should be read in conjunction with the Company's audited consolidated financial statements and notes thereto.

	As a Percentage of Net Sales Year ended December 31,		
	2001	2000	1999
Net sales	100.0%	100.0%	100.0%
Cost of sales	95.5	92.6	89.5
Gross profit	4.5	7.4	10.5
Selling, general and administrative expenses	9.6	8.1	8.8
Union strike settlement and other costs	1.5	0.0	0.0
Research and development expenses	0.7	0.9	1.1
(Loss) income from operations	(7.3)	(1.6)	0.6
Interest expense	(4.6)	(4.1)	(4.0)
Gain on sale of assets	0.4	7.1	0.8
Other income (expense)	0.4	0.2	(0.5)
(Loss) income before income taxes	(11.1)	1.6	(3.1)
(Benefit) provision for income taxes	(2.9)	0.8	(1.2)
(Loss) income before extraordinary item	(8.2)	0.8	(1.9)
Extraordinary gain, net of taxes	0.6	0.0	0.0
Net (loss) income	(7.6)%	0.8%	(1.9)%

In addition, the following table sets forth, for periods indicated, components of the Company's net sales classified by segment (in thousands):

	2001	2000	1999
Agricultural	$256,140	$283,058	$254,754
Earthmoving/Construction	156,033	162,591	157,736
Consumer	45,302 (a)	97,420 (a)	175,533
Total	$457,475	$543,069	$588,023

(a) Consumer market sales decreased as result of the sale of certain assets in April 2000.

Critical Accounting Policies

Revenue Recognition

The Company records sales revenue and cost of sales when products are shipped to customers and both title and the risks and rewards of ownership are transferred. Provisions are established for sales returns and uncollectible accounts.

Product Costing

Inventories are valued at the lower of cost or market. For United States operations, cost is determined using the last-in, first-out (LIFO) method for approximately 58% of inventories and the first-in, first-out (FIFO) method for the remainder of inventories. Inventory of foreign subsidiaries is valued using the FIFO method.

Impairment of Long-Lived Assets

The Company reviews long-lived assets, goodwill and other intangibles to assess recoverability from future operations whenever events and circumstances indicate that the carrying values may not be recoverable. Impairment losses are recognized in operating results when expected undiscounted future cash flows are less than the carrying value of the asset. Impairment losses are measured as the excess of the carrying value of the asset over the discounted expected future cash flows.

Sale of Assets

On April 14, 2000, the Company sold certain assets (primarily raw material inventory, work-in-process inventory, and property, plant and equipment) of two facilities located in Clinton, Tennessee, and Slinger, Wisconsin, to Carlisle Tire and Wheel Company, a subsidiary of Carlisle Companies Incorporated, for approximately $94.1 million in cash. In conjunction with this transaction, the Company eliminated goodwill related to these operations totaling $19.5 million. The Company recorded a pretax gain on this transaction of $38.7 million in the second quarter of 2000. This nonrecurring gain has not been included in the pro forma amounts described below. These two facilities were in the business of providing wheels and tires to the consumer market, primarily for original equipment manufacturers' (OEM) lawn and garden equipment and all terrain vehicles (ATVs).

Had the transaction occurred on January 1, 2000, net sales for the year ended December 31, 2000, would have been $512.4 million. Loss from operations for the year ended December 31, 2000, would have been $(13.4) million. Net loss for the year ended December 31, 2000, would have been $(21.2) million. Loss per share for the year ended December 31, 2000, would have been $(1.02). There was no effect on net sales, net income and earnings per share for the year ended December 31, 2001, as a result of this transaction.

Strike Settlement

The cumulative impact of the strikes at the Company's Des Moines, Iowa, and Natchez, Mississippi, facilities, combined with a general downturn in the Company's markets, resulted in costly and disruptive consequences for Titan. The employees and/or former workers at these facilities were on strike for 40 and 39 months, respectively. The strikes at these facilities had an adverse effect on the Company's 2001, 2000 and 1999 financial position, cash flows and results of operations.

The Company recorded union strike settlement and other costs of $6.8 million for the year ended December 31, 2001. This amount is attributed to the union settlement with the Company's Des Moines, Iowa, and Natchez, Mississippi, facilities as well as other costs to which the strike contributed. Included in these costs were (i) union settlement payments and retraining costs of $2.9 million, (ii) goodwill and prepaid write-downs of $2.0 million, and (iii) inventory write-downs of $1.9 million.

In September of 2001, employees of the Company's Des Moines, Iowa, facility approved a new labor agreement effective through the year 2006. In December of 2001, former workers at the Company's Natchez, Mississippi, facility approved a new labor agreement also effective through the year 2006. Titan believes that the terms of the strike settlement are favorable and that competitive ongoing labor rates have been established. With the strikes settled, the Company is now concentrating its resources on accommodating an increased demand for the Titan product line as the markets recover.

Investment Exposures

The Company maintains financial interests in Wheels India Limited (WIL), a wheel manufacturer located in India. This investment is accounted for using the equity method. At December 31, 2001, the carrying value of this investment was $11.9 million. Equity income has been received on this investment. Minority income of $0.7 million and $0.5 million was recorded in 2001 and 2000, respectively. WIL is publicly traded on the Indian stock exchange. The Company is evaluating the effect new accounting rules will have on this investment in the first quarter of 2002.

The Company maintains financial interests in Polymer Enterprises, Inc. in the amount of $7.3 million or 14% of common stock. Polymer is a privately held company in Greensburg, Pennsylvania, which manufactures specialty tires and various rubber-related products for industrial applications. Dividends recorded were $0.8 million and $0.6 million for 2001 and 2000, respectively.

The Company also maintains financial interests in Fabrica Uraguaya de Neumaticos S.A. (FUNSA), a tire manufacturer located in Uruguay. This investment is accounted for using the equity method. The investment includes preferred stock carried at $4.0 million and common stock ownership of 16% carried at zero. FUNSA is publicly traded on the Uruguayan stock exchange. FUNSA has incurred operating losses in 2001 and 2000. Titan has recorded its share of equity loss and may be required to record additional loss in the future based on FUNSA's operating results. Titan's share of equity losses in 2001 was $0.5 million. The Company also has a $6.0 million letter of credit outstanding related to FUNSA. If FUNSA were to default on their line of credit, their lender could draw on this cash collateralized letter of credit.

In addition, the Company maintains financial interests in AII Holding, Inc. in the amount of $2.8 million of preferred stock. AII Holding, Inc. is a specialist in welding and technology equipment. The privately held company is located in Danville, Illinois.

Fiscal year ended December 31, 2001, compared to fiscal year ended December 31, 2000

Results of Operations

Net Sales

Net sales for the year ended December 31, 2001, were $457.5 million compared to $543.1 million for the year ended December 31, 2000. Net sales decreased primarily due to a decrease in production by the Company's major customers, as well as the sale of assets transaction as previously described. Many of the Company's customers decreased production to reduce inventory as a result of decreased sales.

The Company generated 25% of its net sales from foreign subsidiaries during the year ended December 31, 2001, as compared to 22% during the year ended December 31, 2000. The increase in the foreign net sales percentage during 2001 was primarily due to the fact that while foreign sales decreased in 2001, domestic sales decreased more significantly.

Currency Fluctuation

As a result of operating foreign subsidiaries, the Company is subject to fluctuations in foreign currencies. The foreign currency fluctuations for the year ended December 31, 2001, had a minimal effect on the Company's results of operations.

Cost of Sales and Gross Profit

Cost of sales was $436.9 million for the year ended December 31, 2001, as compared to $502.9 million in 2000. Gross profit for the year ended December 31, 2001, was $20.6 million or 4.5% of net sales, compared to $40.1 million, or 7.4% of net sales for 2000. Gross profit, as a percentage of net sales, was negatively impacted by inefficiencies related to operating at a lower capacity utilization and to merging the returning union workforce with the current workers at the Company's Des Moines, Iowa, facility.

Administrative Expenses

Selling, general and administrative (SG&A) and research and development (R&D) expenses were $54.0 million or 11.8% of net sales for the year ended December 31, 2001, as compared to $48.8 million or 9.0% of net sales for 2000. The increase in SG&A and R&D expenses is primarily attributed to one-time expenses of $6.8 million incurred in 2001 related to the union settlement. This amount is attributed to the union settlement with the Company's Des Moines, Iowa, and Natchez, Mississippi, facilities as well as other costs to which the strike contributed. Included in these costs were (i) union settlement payments and retraining costs of $2.9 million, (ii) goodwill and prepaid write-downs of $2.0 million, and (iii) inventory write-downs of $1.9 million. The Company continues to streamline operations to reduce costs at each of its facilities.

Fiscal year ended December 31, 2001, compared to fiscal year ended December 31, 2000 (continued)

Operating Results and Other

Loss from operations for the year ended December 31, 2001, was $(33.5) million, compared to $(8.6) million in 2000. Loss from operations was impacted by the items described in the preceding paragraphs.

Net interest expense for the year ended December 31, 2001, was $20.9 million compared to $22.6 million in 2000. The decreased interest expense was primarily due to a reduction in interest rates. Lower interest rates were partially offset by an increase in the average debt outstanding in 2001 as compared to 2000.

Gain on sale of assets in 2001 of $1.6 million was attributed to the sale of an airplane during the first quarter of 2001. The gain on sale of assets in 2000 of $38.7 million resulted from the sale of certain assets in April 2000 as previously described.

Other income (expense) was $2.0 million for the year ended December 31, 2001, as compared to $1.2 million in 2000. Interest income accounted for $2.4 million and $2.5 million of other income for the year ended December 31, 2001, and 2000, respectively. The increase in other income (expense) is primarily attributed to a decrease in currency exchange loss, which was $(1.1) million and $(1.7) million for the years ended December 31, 2001, and 2000, respectively.

For the year ended December 31, 2001, the Company's effective tax benefit on its net loss was 25%, compared to 48% effective tax rate on net earnings for the year ended December 31, 2000. The lower rate is primarily due to the inability of the Company to realize an income tax benefit from certain nondeductible items including goodwill amortization, as well as the amount of income generated in various state and foreign jurisdictions.

Extraordinary Item

An extraordinary after-tax gain in the second quarter of 2001 of $2.6 million resulted from the early retirement of $13.3 million of the Company's senior subordinated notes due 2007. The pretax gain of $4.4 million was offset by taxes of $1.8 million.

Net (Loss) Income

Net (loss) for the year ended December 31, 2001, was $(34.8) million, compared to net income of $4.5 million in 2000. Loss per share was $(1.68) for the year ended December 31, 2001, as compared to earnings per common share of $.22 in 2000. Net (loss) income and (loss) earnings per share were impacted by the items described in the preceding paragraphs.

Agricultural Segment Results

Net sales in the agricultural market were $256.2 million for the year ended December 31, 2001, as compared to $283.1 million in 2000. Sales in the agricultural market were negatively impacted by decreased sales volume that resulted from a decrease in overall agricultural equipment sales and plant shutdowns by the major OEMs in this industry. Loss from operations in the agricultural market was $(2.2) million for the year ended December 31, 2001, as compared to income from operations of $11.7 million in 2000. The decrease in income from operations in the agricultural market was primarily attributed to decreased efficiencies due to decreased sales volume.

Earthmoving/Construction Segment Results

The Company's earthmoving/construction market net sales were $156.0 million for the year ended December 31, 2001, as compared to $162.6 million in 2000. Sales in the earthmoving/construction market were negatively impacted by a decrease in sales caused by economic uncertainty in 2001. Also, equipment rental agencies delayed purchases of new equipment as a result of decreased demand. The Company's earthmoving/construction market income from operations was $1.2 million for the year ended December 31, 2001, as compared to $8.9 million in 2000. The decrease in income from operations in the earthmoving/construction market was primarily due to a change in product mix from larger to smaller diameter wheels and tires, which tend to command lower margins, and to a lesser extent the lower sales volumes in this market.

Consumer Segment Results

Consumer market net sales were $45.3 million for the year ended December 31, 2001, as compared to $97.4 million in 2000. Sales in the consumer market decreased primarily due to the Company exiting the OEM business for lawn and garden equipment and ATVs in April 2000. Also, the market for trailers has undergone a downturn during this period. Consumer market loss from operations was $(5.5) million for the year ended December 31, 2001, as compared to $(0.6) million in 2000. The decrease in income from operations in the consumer market was primarily due to the Company exiting the OEM business for lawn and garden equipment and ATVs and to a lesser degree the downturn in the trailer market.

Corporate Expenses

Income from operations on a segment basis does not include: corporate expenses; depreciation and amortization expense related to property, plant and equipment; and goodwill carried at the corporate level, for a total of $27.0 million for the year ended December 31, 2001, as compared to $28.7 million in 2000.

Fiscal year ended December 31, 2000, compared to fiscal year ended December 31, 1999

Results of Operations

Net Sales

Net sales for the year ended December 31, 2000, were $543.1 million compared to $588.0 million in net sales for the year ended December 31, 1999. Net sales decreased primarily due to the sale of certain assets in April of 2000.

The Company generated 22% of its net sales from foreign subsidiaries during the year ended December 31, 2000, as compared to 25% during the year ended December 31, 1999. The decrease in foreign net sales during 2000 was primarily due to the exclusion of Fabrica Uruguaya de Neumaticos S.A. (FUNSA) sales. Included in 1999 were foreign net sales for FUNSA of $16.9 million representing 3% of total net sales. The foreign net sales for the year ended December 31, 2000, do not include the sales from FUNSA because the Company reduced its ownership to 16% during 1999.

Currency Fluctuation

As a result of operating foreign subsidiaries, the Company is subject to fluctuations in foreign currencies. The foreign currency fluctuations for the year ended December 31, 2000, had a minimal effect on results of operations.

Cost of Sales and Gross Profit

Cost of sales was $502.9 million for the year ended December 31, 2000, as compared to $526.3 million in 1999. Gross profit for the year ended December 31, 2000, was $40.1 million or 7.4% of net sales, compared to $61.7 million, or 10.5% of net sales for 1999. Gross profit, as a percentage of net sales, was negatively impacted by the sale of assets.

Administrative Expenses

Selling, general and administrative (SG&A) and research and development (R&D) expenses were $48.8 million or 9.0% of net sales for the year ended December 31, 2000, as compared to $57.9 million or 9.9% of net sales for 1999. The decrease in SG&A and R&D expenses, as a percentage of sales, is primarily attributed to the Company's efforts to streamline costs at each of its facilities.

Operating Results

Loss from operations for the year ended December 31, 2000, was $(8.6) million, compared to income from operations of $3.8 million in 1999. Income (loss) from operations was impacted by the items described in the preceding paragraphs.

Net interest expense for the year ended December 31, 2000, was $22.6 million compared to $23.6 million in 1999. The decreased interest expense was primarily due to a decrease in the average debt outstanding in 2000 as compared to 1999 due to the sale of assets as previously described.

Fiscal year ended December 31, 2000, compared to fiscal year ended December 31, 1999 (continued)

Net Income (Loss)

Net income for the year ended December 31, 2000, was $4.5 million, compared to net loss of $(11.4) million in 1999. Earnings per share was $.22 for the year ended December 31, 2000, as compared to a loss per common share of $(.55) in 1999. Net income and earnings per share were impacted by the items described in the preceding paragraphs.

Agricultural Segment Results

Net sales in the agricultural market were $283.1 million for the year ended December 31, 2000, as compared to $254.8 million in 1999. Sales in the agricultural market were positively impacted by strong demand for smaller diameter wheels and tires, which was partially offset by a decrease in demand for larger diameter wheels and tires. Income from operations in the agricultural market was $11.7 million for the year ended December 31, 2000, as compared to $8.1 million in 1999. The increase in income from operations in the agricultural market was primarily attributed to improved efficiencies due to increased sales volume.

Earthmoving/Construction Segment Results

The Company's earthmoving/construction market net sales were $162.6 million for the year ended December 31, 2000, as compared to $157.7 million in 1999. Sales in the earthmoving/construction market were positively impacted by strong demand for smaller diameter wheels and tires, which was partially offset by a decrease in demand for larger diameter wheels and tires. The Company's earthmoving/construction market income from operations was $8.9 million for the year ended December 31, 2000, as compared to $14.4 million in 1999. The decrease in income from operations in the earthmoving/construction market was primarily due to a change in product mix from larger to smaller diameter wheels and tires, which tend to command lower margins.

Consumer Segment Results

Consumer market net sales were $97.4 million for the year ended December 31, 2000, as compared to $175.5 million in 1999. Sales in the consumer market decreased primarily due to the Company exiting the OEM business for lawn and garden equipment and ATVs. Consumer market loss from operations was $(0.6) million for the year ended December 31, 2000, as compared to income from operations of $6.1 million in 1999. The decrease in income from operations in the consumer market was primarily due to the Company exiting the OEM business for lawn and garden equipment and ATVs.

Corporate Expenses

Income from operations on a segment basis does not include: corporate expenses; depreciation and amortization expense related to property, plant and equipment; and goodwill carried at the corporate level, for a total of $28.7 million for the year ended December 31, 2000, as compared to $24.8 million in 1999.

Liquidity and Capital Resources

Cash Flows

For the year ended December 31, 2001, positive cash flows from operating activities of $25.8 million primarily resulted from a decrease in inventories partially offset by a decrease in other current liabilities. The decrease in inventory is the result of a concerted effort by management to reduce inventories.

Depreciation and amortization expenses were $37.3 million for the year ended December 31, 2001, compared to $37.2 million in 2000. During 2001, the Company recorded a pretax gain on early retirement of debt of $4.4 on the Company's senior subordinated notes due 2007.

Net cash used by investing activities was $16.5 million in 2001, as compared to cash provided by investing activities of $66.3 million in 2000. The net cash provided in 2000 was primarily due to the sale of certain assets as previously described. Capital expenditures totaled $11.9 million in 2001, compared to $28.8 million in 2000. Although reduced sales have led the Company to scale back capital expenditures, the Company has continued to dedicate funds to modernize and improve production efficiencies. Included in 2001 capital expenditures is $3.2 million used for equipment and installation related to the Company's tire facility located in Brownsville, Texas. Capital expenditures at the Brownsville, Texas, facility were $7.2 million in 2000. The Company estimates that capital expenditures for 2002 could range between $10 million and $18 million.

The Company received proceeds of $5.2 million from the sale of an airplane in 2001. During 2000, the Company received proceeds of $94.1 million from the sale of assets. Titan utilized the majority of these proceeds to reduce its total debt to $233.4 million at December 31, 2000, from $303.7 million at March 31, 2000.

In 2001, the Company's two $5.0 million subordinated notes to Pirelli Armstrong Tire Corporation were paid. The first $5.0 million subordinated note was paid in June 2001 and the second was paid in December 2001. In February 2000, the subordinated note for $19.7 million to Pirelli Armstrong Tire Corporation was paid.

Debt Funding

The Company amended its credit facility in August 2001, decreasing the availability under this credit facility from $175 million to $115 million and changing the expiration date to December 31, 2001. In December 2001, the Company replaced this credit facility with a $99 million five-year term loan and a $20 million five-year revolving loan agreement. The term loan has an interest rate of LIBOR plus a margin which ranges from 4% to 4 ½% and the loan agreement allows Titan to borrow funds at an interest rate of LIBOR plus 2%, or at the prime rate. At December 31, 2001, $99.0 million was outstanding on the term loan and no amounts were drawn on the $20 million revolving loan agreement.

The Company's term loan and revolving loan agreement contain various restrictions and covenants including (i) requirements that the Company maintain certain financial ratios at prescribed levels, (ii) limits on payments of dividends and repurchases of the Company's stock, (iii) restrictions on the ability of the Company to make additional borrowings, or to consolidate, merge or otherwise fundamentally change the ownership of the Company, and (iv) limitations on investments, dispositions of assets and guarantees of indebtedness. These restrictions and covenants could limit the Company's ability to respond to market conditions, to provide for unanticipated capital investments, to raise additional debt or equity capital, to pay dividends or to take advantage of business opportunities, including future acquisitions.

Other Issues

The Company's business is subject to seasonal variations in sales that affect inventory levels and accounts receivable balances. During 2001, Titan altered operating schedules as a means of reducing inventory and lowering costs.

The Company had restricted cash of $34.7 million at December 31, 2001. Restricted cash of $15.0 million was collateral on the revolving loan agreement. The remaining $19.7 million is collateral on outstanding letters of credit for (i) industrial revenue bond of $9.7 million, (ii) FUNSA of $6.0 million, and (iii) other letters of credit of $4.0 million. Letters of credit were previously issued under the Company's credit facility, which was replaced in December 2001.

The Company's Board of Directors has authorized Titan to repurchase up to 10.0 million shares of its common stock. The Company repurchased 0.1 million and 0.2 million shares in 2001 and 2000, respectively. The Company repurchased 7.0 million shares in years prior to 2000 leaving the Company with authorization to repurchase an additional 2.7 million common shares.

Liquidity Outlook

The continued three-year slump in the large agricultural equipment market, sustained pricing pressure, and the three and one half-year labor strikes all took their toll on Titan's profitability and the financial ratios of the Company. These events, combined with the faltering economy, have created a difficult operating environment for Titan. The Company is now concentrating on further developing a streamlined infrastructure to accommodate an anticipated increase in demand for Titan product.

At December 31, 2001, the Company had unrestricted cash and cash equivalents of $9.2 million and no amounts were drawn on the $20 million revolving loan agreement. Due to losses the Company has sustained, Titan expects a domestic tax refund between $7 and $9 million. Cash on hand, anticipated internal cash flows and utilization of available borrowing are expected to provide sufficient liquidity for working capital needs, capital expenditures, the current portion of long-term debt, and acquisitions for the near term. However, if the Company exhausted all currently available working capital sources or were not to meet the financial covenants and conditions of its loan agreements, the Company may find it extremely difficult to secure additional funding and to meet its working capital requirements.

Outlook

Economic uncertainty makes it difficult to determine when the Company will see significant increases in sales. To combat this uncertainty, the Company is concentrating on lowering costs and developing unique products and relationships. The Company is developing relationships to supply custom branded tires to OEMs in the agricultural, earthmoving/construction, and consumer markets. As these relationships develop, Titan would expect an increase in market share in these segments. The Company expects sales of LSW assemblies to increase as development efforts continue with OEM and aftermarket customers. Titan is focusing on LSW assemblies that will provide benefits to the customers and increased margins for the Company. Titan has made the decision to market its products directly to equipment dealers in an effort to increase sales and more effectively demonstrate the performance, safety and productivity features of Titan products. The Company's national sales force introduced this program during the second quarter of 2000, and the program was expanded during 2001. The introduction of LSW assemblies and the equipment dealer program are expected to drive aftermarket demand and should increase original equipment margins in the future.

Outlook (continued)

Agricultural Segment

Agricultural market sales are expected to be flat in 2002 due to a continuation of relatively low grain prices. In November 2001, Titan secured approval to sell Titan wheels and tires through the CNH Global N.V. dealer network. As Titan wheels and tires are made available through hundreds of Case IH and New Holland agricultural equipment dealers in North America, the demand for Titan products from farmers should increase. Titan secured a long-term exclusive agreement with Mahindra U.S.A., the American branch of India's largest tractor manufacturer Mahindra & Mahindra Ltd., to supply wheels and tires for compact and utility tractors imported for sale in the United States. Mahindra is the fourth largest tractor manufacturer in the world in terms of units, and is experiencing double-digit growth in U.S. demand as they execute their managed growth strategy. The European agricultural market anticipates a double-digit downturn in 2002. However, Titan's European facilities anticipate that the slowdown will be partially offset by new business. Predictions for the agricultural market in 2002 are tenuous due to the current unprecedented events and conditions. Many variables, including weather, export markets, and future government policies and payments can greatly influence the overall health of the agricultural economy.

Earthmoving/Construction Segment

Sales for the earthmoving/construction market are expected to be flat to slightly lower in 2002 as a result of the economic slowdown in the United States. Equipment rental agencies are enduring difficult conditions as projects are halted and the market is deluged with excessive used equipment, decreasing the demand for new equipment. Titan continues to introduce new products to meet the varied demands of construction equipment manufacturers. Titan is in the final stage of testing a three-piece wheel design intended to replace the standard five-piece design. Several customers are interested in this design because the wheel weighs less without a sacrifice in strength. Titan's program with CNH will enable the Company to sell the extensive line of construction and industrial wheels and tires through Case and New Holland construction equipment dealers throughout the United States.

Consumer Segment

Sales in the consumer market are expected to be flat in 2002. The Company is introducing tires to capitalize on the success of the ATV market while developing new trailer component products to target specific opportunities for expanded market share. The ATV wheel and tire aftermarket is expected to continue to grow. The trailer market has undergone a downturn, therefore, Titan is diversifying the product mix of trailer components to take advantage of various trends within the trailer industry.

Market Risk Sensitive Instruments

Exchange Rate Sensitivity

The Company is exposed to fluctuations in the Euro, British pound and other world currencies. Titan views its investments in foreign subsidiaries as long-term commitments and does not hedge foreign currency transaction or translation exposures. The Company's net investment in foreign subsidiaries translated into U.S. dollars at December 31, 2001, is $51.3 million. The hypothetical potential loss in value of the Company's net investment in foreign subsidiaries resulting from a 10% adverse change in foreign currency exchange rates at December 31, 2001, would amount to $5.1 million.

Market Risk Sensitive Instruments (continued)

Commodity Price Sensitivity

The Company does not generally enter into long-term commodity contracts and does not use derivative commodity instruments to hedge its exposures to commodity market price fluctuations. Therefore, the Company is exposed to price fluctuations of its key commodities, which consist primarily of steel and rubber. The Company attempts and, depending on market conditions, is able to pass on material price increases and decreases to its customers.

Interest Rate Sensitivity

At December 31, 2001, the fair value of the Company's senior subordinated notes, based upon quoted market prices obtained through independent pricing sources for the same or similar types of borrowing arrangements, was $78.6 million, compared to the carrying value of $136.8 million. The Company believes the carrying value of its other debt reasonably approximates fair value at December 31, 2001.

Euro Conversion

The Company adopted the Euro currency in operations affected by this change on January 1, 2002. The costs associated with the transition to the Euro were not material.

New Accounting Standards

Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities", was adopted on January 1, 2001. The Company does not utilize derivatives to manage the interest rate or currency risks, therefore, there was no material impact resulting from the adoption of SFAS No. 133 on its financial position, cash flows or results of operations.

In July 2001, SFAS No. 141, "Business Combinations", and SFAS No. 142, "Goodwill and Other Intangible Assets", were issued. Statement 141 requires the purchase method of accounting for all business combinations and eliminates the pooling of interests method effective June 30, 2001. Statement 142 requires goodwill related to acquisitions after June 30, 2001, not to be amortized and written down only for impairments. Upon adoption of this statement, the same accounting will apply to goodwill acquisitions prior to June 30, 2001. The Company must adopt these statements in 2002. The Company's amortization of goodwill during the year ended December 31, 2001, was $0.8 million. The Company is evaluating the effect Statements 141 and 142 will have on its financial position, cash flows, and results of operations.

In August 2001, SFAS No. 143, "Accounting for Asset Retirement Obligations", was issued. Statement 143 requires legal obligations associated with the retirement of long-lived assets to be recorded as increases in costs of the related assets. This statement is effective for financial statements issued for fiscal years beginning after June 15, 2002. The Company does not expect the adoption of this standard to have a material effect on its financial position, cash flows or results of operations.

In July 2001, SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets", was issued. This statement retains the previous cash flow test for impairment and broadens the presentation of discontinued operations. SFAS No. 144 will be adopted in the first quarter of 2002. The Company does not expect the adoption of this standard to have a material effect on its financial position, cash flows or results of operations.

Safe Harbor Statement

This Form 10-K contains forward-looking statements, including statements regarding, among other items, (i) anticipated trends in the Company's business, (ii) future expenditures for capital projects, (iii) the Company's ability to continue to control costs and maintain quality, (iv) meeting financial covenants and conditions of its loan agreements, (v) the Company's business strategies, including its intention to introduce new products, (vi) expectations concerning the performance and commercial success of the Company's existing and new products and (vii) the Company's intention to consider and pursue acquisitions. Readers of this Form 10-K should understand that these forward-looking statements are based on the Company's expectations and are subject to a number of risks and uncertainties, certain of which are beyond the Company's control.

Actual results could differ materially from these forward-looking statements as a result of certain factors, including, (i) changes in the Company's end-user markets as a result of world economic or regulatory influences, (ii) changes in the competitive marketplace, including new products and pricing changes by the Company's competitors, (iii) availability and price of raw materials, (iv) levels of operating efficiencies, (v) actions of domestic and foreign governments, (vi) results of investments, and (vii) ability to secure financing at reasonable terms. Any changes in such factors could lead to significantly different results. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks and uncertainties, there can be no assurance that the forward-looking information contained in this document will in fact transpire.

Item 7a. Quantitative and Qualitative Disclosures About Market Risk

Reference is made to Item 7, Part II of this report.

Item 8. Financial Statements and Supplementary Data

Reference is made to Item 14, Part IV of this report.

Item 9. Changes in and Disagreements on Accounting and Financial Disclosure

Not applicable.

PART III

Item 10. Executive Officers and Directors

The information required by Item 10 regarding the Company's directors is incorporated by reference to the Company's 2002 Proxy Statement under the captions "Elections of Directors" and "Directors Continuing in Office". The information required by Item 10 regarding the Company's executive officers appears as Item 4a, Part I of this report.

Item 11. Executive Compensation

The information required by Item 11 is incorporated by reference to the Company's 2002 Proxy Statement under the caption "Executive Officers Compensation".

Item 12. Security Ownership of Certain Beneficial Owners and Management

The information required by Item 12 is incorporated by reference to the Company's 2002 Proxy Statement under the caption "Security Ownership of Certain Beneficial Owners and Management".

Item 13. Certain Relationships and Related Transactions

The information required by Item 13 is incorporated by reference to the Company's 2002 Proxy Statement under the caption "Related Party Transactions" and also appears in Note 19 of the Company's Notes to Consolidated Financial Statements.

PART IV

Item 14. Exhibits, Financial Statement Schedule, and Reports on Form 8-K

(a) 1. Financial Statements

2. Financial Statement Schedule

3. *Exhibits*

The accompanying Exhibit Index is incorporated herein by reference.

(b) Reports on Form 8-K

The Company did not file any Current Reports on Form 8-K during the quarter ended December 31, 2001.

SIGNATURES

Pursuant to the requirements of Sections 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

March 22, 2002

TITAN INTERNATIONAL, INC.

By: /S/ MAURICE M. TAYLOR JR.
Maurice M. Taylor Jr.
President and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this Report has been signed below by the following persons on behalf of the registrant and in the capacities indicated on March 22, 2002.

Signatures	Capacity
/S/ MAURICE M. TAYLOR JR. Maurice M. Taylor Jr.	President, Chief Executive Officer and Director (Principal Executive Officer)
/S/ KENT W. HACKAMACK Kent W. Hackamack	Vice President of Finance and Treasurer (Principal Financial Officer and Principal Accounting Officer)
/S/ ERWIN H. BILLIG Erwin H. Billig	Director
/S/ EDWARD J. CAMPBELL Edward J. Campbell	Director
/S/ RICHARD M. CASHIN JR. Richard M. Cashin Jr.	Director
/S/ ALBERT J. FEBBO Albert J. Febbo	Director
/S/ MITCHELL I. QUAIN Mitchell I. Quain	Director
/S/ ANTHONY L. SOAVE Anthony L. Soave	Director

TITAN INTERNATIONAL, INC.

Exhibit Index
Form 10-K
2001

Exhibit No.	DESCRIPTION
3(a)(1)	Amended Restated Articles of Incorporation of the Company
3(b)(2)	Bylaws of the Company
10(a)(3)	Registration Rights Agreement dated November 12, 1993, between the Company and 399 Venture Partners, Inc.
10(b)(4)	Indenture between the Company and The First National Bank of Chicago dated March 21, 1997
10(b)(1)	Multicurrency Credit Agreement dated September 17, 1998, among the Company, Harris Trust and Savings Bank and the banks named therein
10(c)(5)	The December 22, 1999, Amendment to Multicurrency Credit Agreement dated September 17, 1998, among the Company, Harris Trust and Savings Bank and the banks named therein
10(d)(6)	The August 20, 2001, Amendment to Multicurrency Credit Agreement dated September 17, 1998, among the Company, Harris Trust and Savings Bank and the banks named therein
10(e)(7)	Credit Agreement dated December 21, 2001, among the Company and General Electric Capital Corporation serving as agent for a group of lenders
10(f)(7)	Loan Agreement dated December 21, 2001, among the Company and LaSalle Bank National Association
10(g)(8)	1994 Non-Employee Director Stock Option Plan
10(h)(8)	1993 Stock Incentive Plan
21*	Subsidiaries of the Registrant
23.1*	Consent of PricewaterhouseCoopers LLP

*Filed herewith

(1) Incorporated by reference to the same numbered exhibit contained in the Company's Form 10-Q for its quarterly period ended September 30, 1998 (No. 001-12936).
(2) Incorporated by reference to the same numbered exhibit contained in the Company's Registration Statement on Form S-4 (No. 33-69228).
(3) Incorporated by reference to the same numbered exhibit contained in the Company's Annual Report on Form 10-K for its year ended December 31, 1993.
(4) Incorporated by reference to the exhibit filed with the Company's Registration Statement on Form S-1 (No. 333-22279).
(5) Incorporated by reference to the same numbered exhibit contained in the Company's Annual Report on Form 10-K for its year ended December 31, 1999.
(6) Incorporated by reference to the same numbered exhibit filed with the Company's Form 8-K filed on August 31, 2001.
(7) Incorporated by reference to the same numbered exhibit filed with the Company's Form 8-K filed on January 18, 2002.
(8) Incorporated by reference to the Company's Registration Statement on Form S-3 (No. 333-61743).

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL STATEMENTS

The consolidated financial statements of Titan International, Inc. were prepared by management, which is responsible for their contents and integrity. They reflect amounts based upon management's best estimates and informed judgements in conforming to accounting principles generally accepted in the United States of America.

The Company maintains a system of internal accounting controls and procedures which is designed, consistent with reasonable cost, to provide reasonable assurance that transactions are executed as authorized and that they are properly recorded to produce reliable financial records and to safeguard assets against loss.

To further safeguard assets, the Company has established an Audit Committee, which is comprised entirely of outside directors. The Audit Committee meets with the independent accountants, with and without management present, to discuss audit and financial reporting matters and internal accounting controls.

The consolidated financial statements have been audited by PricewaterhouseCoopers LLP, independent accountants. They have evaluated the Company's internal accounting control structure and performed tests and other procedures necessary to express an opinion on the fairness of the consolidated financial statements.

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors
and Stockholders of
Titan International, Inc.

In our opinion, the consolidated financial statements listed in the index appearing under Item 14(a)(1) on page 25 present fairly, in all material respects, the financial position of Titan International, Inc. and its subsidiaries at December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed in the index appearing under Item 14(a)(2) on page 25 presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. These financial statements and the financial statement schedule are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements and the financial statement schedule based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

St. Louis, Missouri
February 19, 2002

TITAN INTERNATIONAL, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(All amounts in thousands, except per share data)

	Year ended December 31,		
	2001	2000	1999
Net sales	$457,475	$543,069	$588,023
Cost of sales	436,924	502,924	526,329
Gross profit	20,551	40,145	61,694
Selling, general and administrative expenses	44,162	44,087	51,614
Union strike settlement and other costs	6,765	0	0
Research and development expenses	3,089	4,704	6,310
(Loss) income from operations	(33,465)	(8,646)	3,770
Interest expense	(20,919)	(22,558)	(23,603)
Gain on sale of assets	1,619	38,727	4,933
Other income (expense)	2,023	1,179	(3,545)
(Loss) income before income taxes	(50,742)	8,702	(18,445)
(Benefit) provision for income taxes	(13,339)	4,177	(7,009)
(Loss) income before extraordinary item	(37,403)	4,525	(11,436)
Extraordinary gain on early retirement of debt, net of taxes of $1,742	2,614	0	0
Net (loss) income	$ (34,789)	$ 4,525	$ (11,436)
(Loss) earnings per common share before extraordinary item:			
Basic	$(1.81)	$.22	$(.55)
Diluted	(1.81)	.22	(.55)
Extraordinary gain per common share:			
Basic	$.13	$.00	$.00
Diluted	.13	.00	.00
(Loss) earnings per common share:			
Basic	$(1.68)	$.22	$(.55)
Diluted	(1.68)	.22	(.55)
Average common shares and equivalents outstanding:			
Basic	20,656	20,694	20,752
Diluted	20,656	20,694	20,752

See accompanying Notes to Consolidated Financial Statements.

TITAN INTERNATIONAL, INC.
CONSOLIDATED BALANCE SHEETS
(All amounts in thousands, except share data)

	December 31, 2001	December 31, 2000
Assets		
Current assets		
Cash and cash equivalents	$ 9,214	$ 5,668
Accounts receivable (net allowance of $3,523 and $3,764, respectively)	78,144	83,689
Inventories	116,801	160,309
Deferred income taxes	21,175	8,022
Prepaid and other current assets	37,389	27,868
Total current assets	262,723	285,556
Property, plant and equipment, net	205,047	232,335
Restricted cash deposits	34,661	0
Other assets	49,538	54,829
Goodwill, net	16,985	18,921
Total assets	$568,954	$591,641
Liabilities and Stockholders' equity		
Current liabilities		
Short-term debt (including current portion of long-term debt)	$ 4,304	$ 5,377
Accounts payable	54,658	53,524
Other current liabilities	23,077	40,539
Total current liabilities	82,039	99,440
Deferred income taxes	24,161	20,754
Other long-term liabilities	20,225	14,767
Long-term debt	256,622	227,975
Total liabilities	383,047	362,936
Commitments and contingencies: Notes 9, 15 and 17		
Stockholders' equity		
Common stock (no par, 60,000,000 shares authorized, 27,555,081 issued)	27	27
Additional paid-in capital	211,905	213,423
Retained earnings	83,998	119,405
Treasury stock (at cost, 6,864,947 and 6,928,684 shares, respectively)	(91,270)	(93,041)
Accumulated other comprehensive loss	(18,753)	(11,109)
Total stockholders' equity	185,907	228,705
Total liabilities and stockholders' equity	$568,954	$591,641

See accompanying Notes to Consolidated Financial Statements.

TITAN INTERNATIONAL, INC.
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(All amounts in thousands, except share data)

	Number of common shares	Common Stock	Additional paid-in capital	Retained earnings	Treasury stock	Accumulated other comprehensive income (loss)	Total
Balance January 1, 1999	20,928,655	$27	$214,807	$128,801	$(92,304)	$ (4,294)	$247,037
Comprehensive Income (Loss):							
Net loss				(11,436)			(11,436)
Currency translation adjustment						(5,341)	(5,341)
Minimum pension liability						2,306	2,306
Comprehensive Income (Loss)				(11,436)		(3,035)	(14,471)
Dividends paid on common stock				(1,242)			(1,242)
Issuance of common stock under 401(k) plans	34,942		336				336
Issuance of treasury stock under 401(k) plans	80,483		(297)		1,107		810
Treasury stock transactions	(428,100)				(3,604)		(3,604)
Balance December 31, 1999	20,615,980	27	214,846	116,123	(94,801)	(7,329)	228,866
Comprehensive Income (Loss):							
Net income				4,525			4,525
Currency translation adjustment						(3,759)	(3,759)
Minimum pension liability						(21)	(21)
Comprehensive Income (Loss)				4,525		(3,780)	745
Dividends paid on common stock				(1,243)			(1,243)
Issuance of treasury stock under 401(k) plans	193,017		(1,423)		2,624		1,201
Treasury stock transactions	(182,600)				(864)		(864)
Balance December 31, 2000	20,626,397	27	213,423	119,405	(93,041)	(11,109)	228,705
Comprehensive Income (Loss):							
Net loss				(34,789)			(34,789)
Currency translation adjustment						(1,977)	(1,977)
Minimum pension liability						(5,667)	(5,667)
Comprehensive Income (Loss)				(34,789)		(7,644)	(42,433)
Dividends paid on common stock				(618)			(618)
Issuance of treasury stock under 401(k) plans	160,937		(1,518)		2,146		628
Treasury stock transactions	(97,200)				(375)		(375)
Balance December 31, 2001	20,690,134	$27	$211,905	$ 83,998	$(91,270)	$(18,753)	$185,907

See accompanying Notes to Consolidated Financial Statements.

TITAN INTERNATIONAL, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(All amounts in thousands)

	Year ended December 31, 2001	2000	1999
Cash flows from operating activities:			
Net (loss) income	$(34,789)	$ 4,525	$(11,436)
Adjustments to reconcile net income to net cash provided by (used for) operating activities:			
Depreciation and amortization	37,263	37,221	38,615
Gain on sale of assets	(1,619)	(38,727)	(4,933)
Gain on early retirement of debt	(4,356)	0	0
Deferred income tax (benefit) provision	(9,746)	(2,747)	6,283
Noncash portion of union settlement and other costs	3,846	0	0
(Increase) decrease in current assets:			
Accounts receivable	4,303	7,909	1,481
Inventories	41,140	(36,751)	10,631
Prepaid and other current assets	2,377	3,732	(6,255)
Increase (decrease) in current liabilities:			
Accounts payable	1,956	3,889	(5,662)
Other current liabilities	(19,702)	2,415	(26,151)
Other, net	5,090	(7,273)	507
Net cash provided by (used for) operating activities	25,763	(25,807)	3,080
Cash flows from investing activities:			
Capital expenditures	(11,865)	(28,769)	(39,098)
Proceeds from sale of assets	5,200	94,063	15,226
Acquisitions, net of cash acquired	0	0	(12,165)
Purchase of preferred stock	(4,500)	0	0
Other	(5,321)	963	0
Net cash (used for) provided by investing activities	(16,486)	66,257	(36,037)
Cash flows from financing activities:			
Proceeds from borrowings	116,565	0	6,967
Repayments on debt/repurchase of bonds	(24,660)	(20,167)	(668)
(Repayments) proceeds on credit facility, net	(60,000)	(22,000)	27,000
Increase in restricted cash deposits	(34,661)	0	0
Repurchase of common stock	(375)	(640)	(3,604)
Payment of financing fees	(2,279)	0	(1,343)
Dividends paid	(827)	(1,240)	(1,247)
Other	627	1,201	1,146
Net cash (used for) provided by financing activities	(5,610)	(42,846)	28,251
Effect of exchange rate changes on cash	(121)	(542)	(804)
Net increase (decrease) in cash and cash equivalents	3,546	(2,938)	(5,510)
Cash and cash equivalents, beginning of year	5,668	8,606	14,116
Cash and cash equivalents, end of year	$ 9,214	$ 5,668	$ 8,606

See accompanying Notes to Consolidated Financial Statements.

1. Summary of significant accounting policies

Operations

Titan International, Inc. (Titan or the Company), is a global manufacturer of off-highway wheels and tires for the agricultural, earthmoving/construction and consumer markets. The Company generally manufactures both wheels and tires for these markets and provides the value-added service of assembling the complete wheel-tire system. The primary materials utilized in the manufacturing process are steel and rubber, which are obtained from a broad base of suppliers.

Use of estimates

The policies utilized by the Company in the preparation of the financial statements conform to generally accepted accounting principles in the United States of America and require management to make estimates and assumptions that affect the reported amount of assets and liabilities, and disclosure of contingent assets and liabilities, at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual amounts could differ from these estimates and assumptions.

Basis of consolidation

The consolidated financial statements include the accounts of the Company and its wholly and majority-owned subsidiaries. Titan records its investment in each unconsolidated affiliated company (20% to 50% ownership) at its related equity in the net assets of such affiliate as adjusted for equity earnings and losses. Investments of less than 20% in other companies are generally carried at cost. All significant intercompany accounts and transactions have been eliminated.

Inventories

Inventories are valued at the lower of cost or market. For United States operations, cost is determined using the last-in, first-out (LIFO) method for approximately 58% of inventories and the first-in, first-out (FIFO) method for the remainder of inventories. Inventory of foreign subsidiaries is valued using the FIFO method.

Fixed assets

Property, plant and equipment have been recorded at cost. Depreciation is provided using the straight-line method over the following estimated useful lives of the related assets:

	Years
Building and improvements	25
Machinery and equipment	10
Tools, dies and molds	5

Maintenance and repairs are expensed as incurred. When property, plant and equipment are retired or otherwise disposed of, the related cost and accumulated depreciation are eliminated and any gain or loss on disposition is included in income.

Goodwill

Goodwill represents the excess of the purchase price over the fair value of net assets acquired. The Company's goodwill for foreign and domestic subsidiaries is amortized over 25 and 40 years, respectively, on a straight-line basis.

1. Summary of significant accounting policies (continued)

Deferred financing costs

Deferred financing costs are costs incurred in connection with the Company's term loan, senior subordinated notes, and industrial revenue bonds. The costs associated with the term loan are being amortized over five years, the term of the loan. The discount and costs associated with the senior subordinated notes are being amortized over ten years, the term of the notes. The costs associated with the industrial revenue bonds are being amortized over thirteen years, the term of the bonds.

Impairment of assets

The Company reviews long-lived assets, goodwill and other intangibles to assess recoverability from future operations whenever events and circumstances indicate that the carrying values may not be recoverable. Impairment losses are recognized in operating results when expected undiscounted future cash flows are less than the carrying value of the asset. Impairment losses are measured as the excess of the carrying value of the asset over the discounted expected future cash flows.

Revenue recognition

The Company records sales revenue and cost of sales when products are shipped to customers and both title and the risks and rewards of ownership are transferred. Provisions are established for sales returns, warranties and uncollectible accounts.

Income taxes

Deferred income tax provisions are determined using the liability method whereby deferred tax assets and liabilities are recognized based upon temporary differences between the financial statement and income tax basis of assets and liabilities.

Earnings per share

Basic earnings per share (EPS) is computed by dividing consolidated net earnings by the weighted average number of common shares outstanding. Diluted EPS is computed by dividing consolidated net earnings by the sum of the weighted average number of common shares outstanding and the weighted average number of potential common shares outstanding. Potential common shares consist solely of outstanding options under the Company's stock option plans.

Fair value of financial instruments

The Company records all financial instruments, including cash and cash equivalents, accounts receivable, notes receivable, accounts payable, other accruals and notes payable at cost, which approximates fair value. The senior subordinated notes due 2007 are the only significant financial instrument of the Company with a fair value different than the recorded value. At December 31, 2001, the fair value of the senior subordinated notes, based on quoted market prices obtained through independent pricing sources for the same or similar types of borrowing arrangements, was approximately $78.6 million, compared to a carrying value of $136.8 million.

Environmental liabilities

Environmental expenditures that relate to current operations are expensed or capitalized as appropriate. Expenditures that relate to an existing condition caused by past operations and that do not contribute to current or future revenue are expensed. Liabilities are recorded when environmental assessments and/or remedial efforts are probable and can be reasonably estimated.

1. Summary of significant accounting policies (continued)

Foreign market risk

The Company manufactures and sells its products in the United States and foreign countries. The Company is potentially subject to foreign currency exchange risk relating to receipts from customers and payments to suppliers in foreign currencies. As a result, the Company's financial results could be affected by factors such as changes in foreign currency exchange rates or weak economic conditions in the foreign markets in which the Company operates. Gains and losses arising from the settlement of foreign currency transactions are charged to the related period's Consolidated Statement of Operations. Translation adjustments arising from the translation of foreign subsidiary financial statements are recorded as a part of accumulated other comprehensive loss in stockholders' equity.

Statement of cash flows

For purposes of the Consolidated Statements of Cash Flows, the Company considers financial investments with an original maturity of three months or less to be cash equivalents.

Investing activities during the year ended December 31, 2000, including certain non-cash transactions, related to the Company's sale of assets of two facilities located in Clinton, Tennessee, and Slinger, Wisconsin, involved the following (in thousands):

Fair value of assets sold, other than cash and cash equivalents:	
Current assets	$ 9,394
Property, plant and equipment	25,611
Goodwill	19,479
Liabilities sold	852
Gain on sale	38,727
Cash received	$ 94,063

Investing activities during the year ended December 31, 1999, included certain non-cash transactions related to the Company's acquisition of certain assets of Wheels India Limited. During 1999, Titan paid $12.2 million to acquire 35.9% of Wheels India Limited, which is being accounted for under the equity method of accounting. Equity earnings for 2001 and 2000 were not significant to Titan's results of operations.

The Company paid $19.7 million, $20.9 million, and $22.3 million for interest; and $5.9 million, $6.2 million, and $0.7 million for income taxes in 2001, 2000 and 1999, respectively.

Stock-based compensation

The Company utilizes Accounting Principles Board Opinion No. 25 "Accounting for Stock Issued to Employees" (APB 25) to account for employee stock options and related instruments. Pro forma fair value based disclosures required under Statement of Financial Accounting Standards No. 123, "Accounting for Stock-based Compensation" (SFAS 123), are reflected in Note 16.

1. Summary of significant accounting policies (continued)

New accounting standards

Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" (SFAS 133), was adopted on January 1, 2001. The Company does not utilize derivatives to manage the interest rate or currency risks, therefore, there was no material impact resulting from the adoption of SFAS 133 on its financial position, cash flows or results of operations.

In July 2001, SFAS No. 141, "Business Combinations", and SFAS No. 142, "Goodwill and Other Intangible Assets", were issued. Statement 141 requires the purchase method of accounting for all business combinations and eliminates the pooling of interests method effective June 30, 2001. Statement 142 requires goodwill related to acquisitions after June 30, 2001, not to be amortized and written down only for impairments. Upon adoption of this statement, the same accounting will apply to goodwill acquisitions prior to June 30, 2001. The Company must adopt these statements in 2002. The Company's amortization of goodwill during the year ended December 31, 2001, was $0.8 million. The Company is evaluating the effect Statements 141 and 142 will have on its financial position, cash flows, and results of operations.

In August 2001, SFAS No. 143, "Accounting for Asset Retirement Obligations", was issued. Statement 143 requires legal obligations associated with the retirement of long-lived assets to be recorded as increases in costs of the related assets. This statement is effective for financial statements issued for fiscal years beginning after June 15, 2002. The Company does not expect the adoption of this standard to have a material effect on its financial position, cash flows or results of operations.

In July 2001, SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets", was issued. This statement retains the previous cash flow test for impairment and broadens the presentation of discontinued operations. SFAS No. 144 will be adopted in the first quarter of 2002. The Company does not expect the adoption of this standard to have a material effect on its financial position, cash flows or results of operations.

Reclassification

Certain amounts from prior years have been reclassified to conform to the current year's presentation.

2. Union strike settlement and other costs

In September of 2001, employees of the Company's Des Moines, Iowa, facility approved a new labor agreement effective through the year 2006. In December of 2001, former workers at the Company's Natchez, Mississippi, facility approved a new labor agreement effective through the year 2006. The employees or former workers at these facilities had been on strike for 40 and 39 months, respectively. The Company recorded union strike settlement and other costs of $6.8 million for the year ended December 31, 2001. This amount is attributed to the union settlement with the Company's Des Moines, Iowa, and Natchez, Mississippi, facilities as well as other costs to which the strike contributed. Included in these costs were (i) union settlement payments and retraining costs of $2.9 million, (ii) goodwill and prepaid write-downs of $2.0 million, and (iii) inventory write-downs of $1.9 million.

3. Inventories

Inventories at December 31, 2001 and 2000, consisted of the following (in thousands):

	2001	2000
Raw material	$ 34,771	$ 41,284
Work-in-process	11,549	15,919
Finished goods	67,647	100,622
	113,967	157,825
LIFO reserve	2,834	2,484
	$ 116,801	$ 160,309

4. Property, plant and equipment

Property, plant and equipment at December 31, 2001 and 2000, consisted of the following (in thousands):

	2001	2000
Land and improvements	$ 3,207	$ 3,212
Buildings and improvements	64,350	62,511
Machinery and equipment	250,650	252,583
Tools, dies and molds	57,849	55,122
Construction in process	18,623	19,919
	394,679	393,347
Less accumulated depreciation	(189,632)	(161,012)
	$ 205,047	$ 232,335

Depreciation of fixed assets for the years 2001, 2000 and 1999 totaled $33.7 million, $34.3 million, and $34.4 million, respectively. Company facilities located in Natchez, Mississippi, and Greenwood, South Carolina, not currently in operation have net fixed assets of $24.2 million and $6.1 million, respectively. The Company continues to depreciate these fixed assets.

5. Restricted cash deposits

The Company had restricted cash of $34.7 million at December 31, 2001. Restricted cash of $15.0 million was collateral on the revolving loan agreement. The remaining $19.7 million is collateral on outstanding letters of credit for (i) industrial revenue bond of $9.7 million, (ii) FUNSA of $6.0 million, and (iii) other letters of credit of $4.0 million. Letters of credit were previously issued under the Company's credit facility, which was replaced in December 2001.

6. Other assets

Other assets at December 31, 2001 and 2000, consisted of the following (in thousands):

	2001	2000
Investments - common and preferred stock	$ 25,928	$ 21,782
Notes receivable	13,349	19,704
Deferred financing	4,605	4,434
Other	5,656	8,909
	$ 49,538	$ 54,829

7. Goodwill

Goodwill at December 31, 2001 and 2000, consisted of the following (in thousands):

	2001	2000
Goodwill	$ 22,442	$ 23,617
Less accumulated amortization	(5,457)	(4,696)
	$ 16,985	$ 18,921

Amortization of goodwill for the years 2001, 2000 and 1999 totaled $0.8 million, $0.9 million, and $1.3 million.

8. Other current liabilities

Other current liabilities at December 31, 2001 and 2000, consisted of the following (in thousands):

	2001	2000
Accrued wages and commissions	$ 7,093	$ 7,489
Accrued interest	3,006	3,665
Acquisition payable	0	5,446 (a)
Income taxes payable	0	5,264
Other	12,978	18,675
	$ 23,077	$ 40,539

(a) Amount was paid in 2001 and has been included within the consolidated statements of cash flows under other investing activities.

9. Long-term debt

Long-term debt at December 31, 2001 and 2000, consisted of the following (in thousands):

	2001	2000
Senior subordinated notes	$ 136,750	$ 150,000
Credit facility (Expiration December 2001)	0	60,000
Term loan (Effective December 2001)	99,000	0
Revolving loan agreement (Effective December 2001)	0	0
Notes payable to Pirelli	0	10,000
Industrial revenue bonds and other	25,176	13,352
	260,926	233,352
Less amounts due within one year	4,304	5,377
	$ 256,622	$ 227,975

In March 1997, the Company issued $150 million principal amount of 8¾% senior subordinated notes, priced to the public at 99.5 percent, due 2007. During the second quarter of 2001, the Company retired $13.3 million of these notes. A pretax gain of $4.4 million was recognized on this early retirement of debt.

In December 1998, Titan Tire Corporation issued two $5.0 million subordinated notes with fixed interest rates of 6½% to Pirelli LLC to acquire certain property, plant and equipment. The notes were paid in July and December of 2001, respectively.

9. Long-term debt (continued)

On August 20, 2001, the Company amended its multicurrency credit agreement, decreasing its availability under this credit facility from $175 million to $115 million and changing the expiration date to December 31, 2001. The Company paid interest rates ranging from 3.35% to 10.50% on the outstanding balance under the Facility in 2001. In December 2001, the Company replaced this credit facility with a $99 million five-year term loan and a $20 million five-year revolving loan agreement.

At December 31, 2001, $99.0 million was outstanding on the five-year term loan. The term loan is secured by certain receivables, inventory and fixed assets. The term loan, which expires in December 2006, has an interest rate of LIBOR plus a margin that ranges from 4% to 4½%. The term loan contains restrictions related to dividends, investments, guarantees, certain financial ratios and other customary affirmative and negative covenants. Principal payments of $2.5 million are due in 2002 on this term loan.

At December 31, 2001, no amounts were drawn on the $20 million revolving loan agreement. The loan agreement is secured by $15 million in cash as well as certain receivables, inventory, and fixed assets. The loan agreement, which expires in December 2006, allows Titan to borrow funds at an interest rate of LIBOR plus 2%, or at the prime rate. The revolving loan agreement contains restrictions related to dividends, investments, guarantees, certain financial ratios and other customary affirmative and negative covenants.

Other debt primarily consists of industrial revenue bonds, loans from local and state entities and various other long-term notes. The increase in other debt consists primarily of the addition of a $10.7 million term loan at the Company's Italian facility. This term loan has a five-year term and interest rates paid on this loan ranged from 5% to 6% in 2001.

Aggregate maturities of long-term debt are as follows (in thousands):

2002	$ 4,304
2003	9,849
2004	12,231
2005	15,524
2006	71,118
Thereafter	147,900
	$ 260,926

10. Other income (expense)

Other income (expense) consisted of the following (in thousands):

	2001	2000	1999
Interest income	$ 2,380	$ 2,516	$ 1,293
Foreign exchange losses	(1,101)	(1,710)	(2,752)
All other income (expense)	744	373	(2,086)
	$ 2,023	$ 1,179	$ (3,545)

11. Income taxes

Income (loss) before income taxes, including the extraordinary gain on early retirement of debt, consisted of the following (in thousands):

	2001	2000	1999
Domestic	$ (46,013)	$ 5,026	$ (20,779)
Foreign	(373)	3,676	2,334
	$ (46,386)	$ 8,702	$ (18,445)

The provision (benefit) for income taxes, including taxes related to the extraordinary gain on early retirement of debt, was as follows (in thousands):

	2001	2000	1999
Current			
Federal	$ (1,382)	$ 3,177	$ (11,929)
State	(1,258)	487	(2,609)
Foreign	790	3,260	1,246
	(1,850)	6,924	(13,292)
Deferred			
Federal	(9,280)	(1,862)	5,826
State	(1,184)	(401)	1,253
Foreign	717	(484)	(796)
	(9,747)	(2,747)	6,283
Provision (benefit) for income taxes	$ (11,597)	$ 4,177	$ (7,009)

The provision (benefit) for income taxes differs from the amount of income tax determined by applying the statutory U.S. federal income tax rate to pretax income (loss) as a result of the following:

	2001	2000	1999
Statutory U.S. federal tax rate	(35.0)%	35.0%	(35.0)%
State taxes, net	(4.5)	4.6	(4.8)
Foreign taxes, net	1.4	0.0	(1.8)
Nondeductible goodwill amortization	2.6	3.1	2.2
Other, net	10.5	5.3	1.4
Effective tax rate	(25.0)%	48.0%	(38.0)%

Federal income taxes are provided on earnings of foreign subsidiaries except to the extent that such earnings are expected to be indefinitely reinvested abroad.

11. Income taxes (continued)

Deferred tax assets (liabilities) at December 31, 2001 and 2000, respectively, consisted of the following (in thousands):

	2001	2000
Minimum pension	$ 3,778	$ 0
Employee benefits and related costs	2,097	3,285
EPA reserve	1,699	1,524
Allowance for bad debts	1,031	1,264
Inventory	0	539
Other	2,150	2,934
Gross deferred tax assets	10,755	9,546
Fixed assets	(20,455)	(20,542)
Deferred gain	(2,453)	(1,736)
Other	9,167	0
Gross deferred tax liabilities	(13,741)	(22,278)
Net deferred tax liabilities	$ (2,986)	$ (12,732)

12. Stockholders' equity

The Company repurchased 0.1 million, 0.2 million and 0.4 million shares of its common stock at a cost of $0.4 million, $0.9 million, and $3.6 million in 2001, 2000 and 1999, respectively. The Company is authorized to repurchase an additional 2.7 million common shares. The Company paid cash dividends of $.03 per share of common stock during 2001 and $.06 per share of common stock during each of 2000 and 1999.

13. Sale of assets

On April 14, 2000, the Company sold certain assets (primarily raw material inventory, work-in-process inventory, and property, plant and equipment) of two facilities located in Clinton, Tennessee, and Slinger, Wisconsin, to Carlisle Tire and Wheel Company, a subsidiary of Carlisle Companies Incorporated, for approximately $94.1 million in cash. In conjunction with this transaction, the Company eliminated goodwill related to these operations totaling $19.5 million. The Company recorded a pretax gain on this transaction of $38.7 million in the second quarter of 2000. This nonrecurring gain has not been included in the pro forma amounts described below. These two facilities were in the business of providing wheels and tires to the consumer market, primarily for original equipment manufacturers' lawn and garden equipment and all terrain vehicles.

Had the transaction occurred on January 1, 2000, net sales for the year ended December 31, 2000, would have been $512.4 million. Net loss for the year ended December 31, 2000, would have been $(21.2) million. Loss per share for the year ended December 31, 2000, would have been $(1.02). There was no effect on net sales, net income or earnings per share for the year ended December 31, 2001, as a result of this transaction.

14. Employee benefit plans

Pension plans

The Company has a frozen defined benefit pension plan covering certain employees of Titan Tire Corporation. The Company has a frozen contributory defined benefit pension plan covering certain hourly employees of its Walcott, Iowa, facility. The Company sponsors a contributory defined benefit plan that covers former eligible bargaining employees of Dico, Inc. The Company's policy is to fund pension costs as accrued, which is consistent with the funding requirements of federal laws and regulations.

The Company's defined benefit plans have been aggregated in the following table. Included in the December 31, 2001, amounts are two plans with a projected benefit obligation and accumulated benefit obligation of $67.1 million, which exceeds the fair value of plan assets of $60.0 million at December 31, 2001. Included in the December 31, 2000, amounts is one plan with a projected benefit obligation and accumulated benefit obligation of $1.2 million, which exceeds the fair value of plan assets of $0.8 million at December 31, 2000.

The following table provides the change in benefit obligation, change in plan assets, funded status and amounts recognized in the consolidated balance sheet of the defined benefit pension plans as of December 31, 2001, and 2000 (in thousands):

	2001	2000
Change in benefit obligation:		
Benefit obligation at beginning of year	$ 66,868	$ 67,998
Interest cost	4,989	5,043
Actuarial losses	3,405	415
Benefits paid	(7,000)	(6,588)
Benefit obligation at end of year	$ 68,262	$ 66,868
Change in plan assets:		
Fair value of plan assets at beginning of year	$ 71,219	$ 74,712
Actual return on plan assets	(2,876)	2,446
Employer contributions	318	649
Benefits paid	(7,000)	(6,588)
Fair value of plan assets at end of year	$ 61,661	$ 71,219
Funded status	$ (6,601)	$ 4,351
Unrecognized net loss (gain)	11,201	74
Unrecognized deferred tax liability	(573)	(636)
Net amount recognized	$ 4,027	$ 3,789
Amounts recognized in consolidated balance sheet:		
Prepaid benefit cost	$ 698	$ 3,368
Accrued benefit liability	(6,966)	(429)
Accumulated other comprehensive income	10,295	850
Net amount recognized	$ 4,027	$ 3,789

Included in the consolidated balance sheets at December 31, 2001, and 2000 are the after tax minimum pension liabilities for the unfunded pension plans of $6.2 million and $0.5 million, respectively.

14. Employee benefit plans (continued)

The following table provides the components of net periodic pension costs for the plans and the assumptions used in the measurement of the Company's benefit obligation for years ended December 31, 2001, 2000 and 1999 (in thousands):

	2001	2000	1999
Components of net periodic pension cost:			
Interest cost	$ 4,989	$ 5,043	$ 5,077
Assumed return on assets	(4,871)	(5,139)	(4,553)
Amortization of unrecognized deferred taxes	(63)	(63)	(63)
Amortization of net unrecognized loss	25	19	17
Net periodic pension cost (income)	$ 80	$ (140)	$ 478
Major assumptions:			
Discount rate	7¼%	7¼-7¾%	7¼-7¾%
Rate of return on plan assets	7-8½%	7-8½%	7-8½%

401(k)

The Company sponsors four 401(k) retirement savings plans. One plan is for the benefit of substantially all employees who are not covered by a collective bargaining arrangement. Titan provides a 50% matching contribution in the form of the Company's common stock on the first 6% of the employee's contribution in this plan. A second plan is for the employees covered by a collective bargaining arrangement at Titan Tire Corporation and, as of September 2001, does not include a Company matching contribution. Participants of both of these plans may contribute up to 17% of their annual compensation, up to a maximum of $10,500 in 2001. Employees are fully vested with respect to their contributions. The Company issued 160,937 shares, 193,017 shares, and 80,483 shares of treasury stock in connection with these 401(k) plans during 2001, 2000 and 1999, respectively. Titan also issued 34,942 shares of common stock in connection with these 401(k) plans during 1999. Expenses related to these 401(k) plans were $0.8 million, $1.1 million, and $1.1 million for 2001, 2000 and 1999, respectively.

In 1999, the Company adopted 401(k) plans for the employees of Titan Tire Corporation of Texas and the employees of Titan Tire Corporation of Natchez. These plan participants may contribute up to 20% of their annual compensation, up to a maximum of $10,500 in 2001. Employees are fully vested with respect to their contributions. The Company provides a 50% match in the form of cash contributions on the first 6% of the employee's contribution in these plans up to a maximum of $500 per year. Expenses for the Company matching contribution were $0.1 million for each of 2001, 2000 and 1999.

15. Litigation

The Company is a party to routine legal proceedings arising out of the normal course of business. Although it is not possible to predict with certainty the outcome of these unresolved legal actions or the range of possible loss, the Company believes that none of these actions, individually or in the aggregate, will have a material adverse affect on the financial condition or results of operations of the Company.

16. Stock option plans

The Company adopted the 1993 Stock Incentive Plan (the Plan) in which a total of 1,125,000 shares of common stock are reserved. Under the Plan, stock options (both incentive and non-qualified), restricted stock awards and performance awards may be granted to key employees or consultants at an exercise price not less than 85% of the fair market value of the common stock on the date of grant. Options under the Plan vest and become exercisable at a rate of 40% on December 31 of the year following the date of grant, and an additional 20% each year thereafter.

The Company adopted the 1994 Non-Employee Director Stock Option Plan (the Director Plan) to provide for grants of stock options as a means of attracting and retaining highly qualified independent directors for the Company. The exercise price of stock options may not be less than the fair market value of the common stock on the date of grant. No more than 400,000 shares of Titan's common stock may be issued under the Director Plan. Such options vest and become exercisable immediately. All options under both plans expire 10 years from date of grant.

The following is a summary of activity in the stock option plans for 1999, 2000 and 2001:

	Shares Subject to Option	Weighted-Average Exercise Price
Outstanding, January 1, 1999	783,718	$ 13.96
Granted	313,050	$ 8.26
Canceled	(107,650)	13.37
Outstanding, December 31, 1999	989,118	$ 12.22
Granted	54,000	$ 6.69
Canceled	(83,588)	11.58
Outstanding, December 31, 2000	959,530	$ 11.96
Granted	54,000	$ 4.54
Canceled	(3,000)	8.00
Outstanding, December 31, 2001	1,010,530	$ 11.58

The exercise price for options outstanding at December 31, 2001, ranged from $4.54 to $18.00 per share and the weighted-average remaining contractual life of these options approximates six years. At December 31, 2001, a total of 905,716 options were exercisable at a weighted-average exercise price of $11.78.

16. Stock option plans (continued)

The Company has recorded an insignificant amount of compensation expense under APB 25 as the exercise price on the date of grant generally approximates fair market value. Had compensation cost been determined based on the fair value at the grant date for awards in 2001, 2000 and 1999 consistent with the provisions of SFAS 123, the Company's pro forma net income and earnings per share would have been as presented below (in thousands, except per share data):

	2001	2000	1999
Net income (loss) – as reported	$(34,789)	$4,525	$(11,436)
Net income (loss) – pro forma	(35,026)	4,152	(11,989)
Net income (loss) per share – as reported	$(1.68)	$.22	$(.55)
Net income (loss) per share – pro forma	(1.69)	.20	(.58)

The fair value of each option is calculated using the Black-Scholes option-pricing model with the following assumptions used for grants in 2001, 2000 and 1999:

	2001	2000	1999
Stock price volatility	51%	40%	38%
Risk-free interest rate	5.2%	6.8%	4.7%
Expected life of options	6 years	6 years	6 years
Dividend yield	.49%	.44%	.37%

The weighted-average fair value of options granted during 2001, 2000 and 1999 was $2.38, $3.19 and $3.77 per option, respectively.

17. Lease commitments

The Company leases certain buildings and equipment under operating leases, including a lease for the building in Brownsville, Texas. Certain lease agreements provide for renewal options, fair value purchase options, and payment of property taxes, maintenance and insurance by the Company. Total rental expense was $5.5 million, $5.6 million and $5.7 million for the years ended December 31, 2001, 2000 and 1999, respectively.

At December 31, 2001, future minimum rental commitments under noncancellable operating leases with initial or remaining terms in excess of one year are as follows (in thousands):

2002	$ 5,869
2003	4,482
2004	2,038
2005	754
2006	742

18. Concentration of credit risk

Net sales to Deere & Company in Titan's agricultural, earthmoving/construction, and consumer markets represented 15% of the Company's consolidated revenues for the year ended December 31, 2001. Net sales to CNH Global N.V. in Titan's three markets represented 13% of the Company's consolidated revenues for the year ended December 31, 2001. No other customer accounted for more than 10% of the Company's net sales in 2001.

19. Related party transactions

The Company sells products and pays commissions to companies controlled by persons related to the Chief Executive Officer of the Company. During 2001, 2000 and 1999, sales of Titan product to these companies were approximately $7.7 million, $10.7 million and, $12.5 million, respectively. On sales referred to Titan from these manufacturing representative companies, commissions were paid in the amounts of approximately $0.9 million, $1.2 million, and $1.1 million during 2001, 2000 and 1999, respectively. These sales and commissions were made in the ordinary course of business and were made on terms no less favorable to Titan than comparable sales and commissions to unaffiliated third parties. At December 31, 2001, Titan had trade receivables of $4.4 million due from these companies, as compared to $5.0 million at December 31, 2000. Titan had notes receivable due from these companies of $7.4 million and $7.1 million at December 31, 2001, and 2000, respectively.

20. Segment and geographical information

The Company has aggregated its operating units into reportable segments based on its three customer markets: agricultural, earthmoving/construction and consumer. These segments are based on the management approach, which is the internal organization used by management in making operating decisions and assessing performance. The accounting policies of the segments are the same as those described in Note 1, "Summary of Significant Accounting Policies." Sales between segments are priced at certain margins over the cost to manufacture and all intersegment revenues are eliminated in consolidation. Segment external revenues, expenses and income from operations are determined on the basis of the results of operations of operating units' manufacturing facilities. Segment assets are generally determined on the basis of the tangible assets located at such operating units' manufacturing facilities and the intangible assets associated with the acquisitions of such operating units. However, certain operating units' goodwill and property, plant and equipment balances are carried at the corporate level.

Titan is organized primarily on the basis of products being included in three separate marketing units. The products within each reportable segment include wheels, tires and wheel-tire assemblies. The Company has manufacturing and distribution facilities worldwide.

20. Segment and geographical information (continued)

The table below presents information about certain revenues and expenses, income (loss) from operations and segment assets used by the chief operating decision maker of the Company as of and for the years ended December 31, 2001, 2000 and 1999 (in thousands):

2001	Agricultural	Earthmoving/ Construction	Consumer	Reconciling Items	Consolidated Totals
Revenues from external customers	$ 256,140	$ 156,033	$ 45,302	$ 0	$ 457,475
Intersegment revenues	140,013	56,269	21,440	0	217,722
Depreciation & amortization	17,206	10,706	3,048	6,303 (a)	37,263
(Loss) income from operations	(2,168)	1,181	(5,486)	(26,992) (b)	(33,465)
Total assets	252,213	151,823	46,783	118,135 (c)	568,954
Capital expenditures	6,271	4,564	733	297 (d)	11,865
2000					
Revenues from external customers	$ 283,058	$ 162,591	$ 97,420	$ 0	$ 543,069
Intersegment revenues	150,778	62,278	68,987	0	282,043
Depreciation & amortization	16,214	10,016	6,042	4,949 (a)	37,221
Income (loss) from operations	11,698	8,891	(565)	(28,670) (b)	(8,646)
Total assets	280,925	154,159	87,309	69,248 (c)	591,641
Capital expenditures	10,774	6,514	11,069	412 (d)	28,769
1999					
Revenues from external customers	$ 254,754	$ 157,736	$ 175,533	$ 0	$ 588,023
Intersegment revenues	92,808	42,167	50,030	0	185,005
Depreciation & amortization	15,838	10,904	6,252	5,621 (a)	38,615
Income from operations	8,061	14,415	6,091	(24,797) (b)	3,770
Total assets	275,748	154,034	114,576	92,823 (c)	637,181
Capital expenditures	13,372	6,722	17,272	1,732 (d)	39,098

(a) Represents depreciation and amortization expense related to property, plant and equipment and goodwill carried at the corporate level.

(b) Represents corporate expenses including those expenses referred to in (a).

(c) Represents property, plant and equipment and goodwill related to certain acquisitions and other corporate assets.

(d) Represents corporate capital expenditures.

20. Segment and geographical information (continued)

The table below presents information by geographic area as of and for the years ended December 31, 2001, 2000 and 1999 (in thousands):

	United States	Italy	Other Countries	Consolidated Totals
2001				
Revenues from external customers	$343,727	$60,023	$53,725	$457,475
Intersegment revenues	210,096	1,725	5,901	217,722
Long-lived assets	172,140	26,932	22,960	222,032
2000				
Revenues from external customers	$425,233	$61,523	$56,313	$543,069
Intersegment revenues	276,012	1,525	4,706	282,243
Long-lived assets	197,700	29,223	24,333	251,256
1999				
Revenues from external customers	$438,315	$66,829	$82,879	$588,023
Intersegment revenues	175,703	3,425	5,877	185,005
Long-lived assets	246,638	31,355	28,183	306,176

21. Earnings per share

(Loss) earnings per share for 2001, 2000 and 1999, are as follows (amounts in thousands, except share and per share data):

	Net income (loss)	Weighted-average shares	Per share amount
2001			
Basic and diluted loss per share	$(34,789)	20,655,620 (a)	$(1.68)
2000			
Basic and diluted earnings per share	$ 4,525	20,693,534 (b)	$ .22
1999			
Basic and diluted loss per share	$(11,436)	20,751,776 (c)	$ (.55)

(a) Effect of stock options has not been included as they were anti-dilutive. Outstanding options excluded during 2001 amounted to 2,472 shares.

(b) Outstanding options were excluded from the computation of diluted earnings per share because the option price exceeded the average market price during the year.

(c) Effect of stock options has not been included as they were anti-dilutive. Outstanding options excluded during 1999 amounted to 21,964 shares.

TITAN INTERNATIONAL, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

22. Supplementary Data – Quarterly financial information (unaudited)

(All amounts in thousands, except per share data)

Quarter ended	March 31	June 30	September 30	December 31	Year ended December 31
2001					
Net sales	$136,047	$120,349	$100,519	$100,560	$457,475
Gross profit (loss)	15,448	6,876	2,841	(4,614)	20,551
Income (loss) before extraordinary item	228	(6,598)	(9,502)	(21,531) (a)	(37,403)
Net income (loss)	228	(3,984)	(9,502)	(21,531) (a)	(34,789)
Per share amounts before extraordinary item:					
Basic	$.01	$(.32)	$(.46)	$(1.04) (a)	$(1.81)
Diluted	.01	(.32)	(.46)	(1.04) (a)	(1.81)
Per share amounts:					
Basic	.01	(.19)	(.46)	(1.04) (a)	(1.68)
Diluted	.01	(.19)	(.46)	(1.04) (a)	(1.68)
2000					
Net sales	$164,327	$145,576	$119,798	$113,368	$543,069
Gross profit	20,896	10,434	4,326	4,489	40,145
Net income (loss)	1,062	18,875	(7,445)	(7,967)	4,525
Per share amounts:					
Basic	$.05	$.91	$(.36)	$(.38)	$.22
Diluted	.05	.91	(.36)	(.38)	.22

(a) Union strike settlement and other costs of $6.8 million included in the quarter ended December 31, 2001.

TITAN INTERNATIONAL, INC.

SCHEDULE II – VALUATION RESERVES

Description	Balance at beginning of year	Additions to costs and expenses	Deductions	Balance at end of year
Year ended December 31, 2001				
Reserve deducted in the balance sheet from the assets to which it applies				
Allowance for doubtful accounts	$3,764,000	$ 38,000	$ (279,000) (a)	$3,523,000
Year ended December 31, 2000				
Reserve deducted in the balance sheet from the assets to which it applies				
Allowance for doubtful accounts	$5,863,000	$ 97,000	$(2,196,000) (b)	$3,764,000
Year ended December 31, 1999				
Reserve deducted in the balance sheet from the assets to which it applies				
Allowance for doubtful accounts	$6,200,000	$ 517,000	$ (854,000) (c)	$5,863,000

(a) Net of recoveries of $14,000.

(b) Includes allowance reductions of $589,000 relating to sale of assets.

(c) Net of recoveries of $36,000 and a reduction of $219,000 relating to the acquisition of FUNSA.

Stockholder Information

Common Stock Data

Titan's common stock is listed and traded on the New York Stock Exchange under the symbol TWI.

Independent Accountants

PricewaterhouseCoopers LLP
800 Market Street
St. Louis, MO 63101

Transfer Agent and Registrar for Common Stock

Computershare Investor Services, LLC
2 North LaSalle Street
Chicago, IL 60602

Stockholder Information:
(312) 360-5380

Investor Information

Securities analysts, portfolio managers and representatives of financial institutions seeking financial information may contact:

Investor Relations Department
Titan International, Inc.
2701 Spruce Street
Quincy, IL 62301
(217) 228-6011

Investor information is also available on the company website: www.titan-intl.com.

Annual Meeting of Stockholders

Thursday, May 16, 2002
11:00 am Eastern Time
Hilton Suites Detroit Metro Airport
8600 Wickham Road
Romulus, MI 48174

Safe Harbor Statement

This Annual Report and Form 10-K contain forward-looking statements, including statements regarding, among other items, (i) anticipated trends in the Company's business, (ii) future expenditures for capital projects, (iii) the Company's ability to continue to control costs and maintain quality, (iv) meeting financial covenants and conditions of its loan agreements, (v) the Company's business strategies, including its intention to introduce new products, (vi) expectations concerning the performance and commercial success of the Company's existing and new products and (vii) the Company's intention to consider and pursue acquisitions. Readers of this Annual Report and Form 10-K should understand that these forward-looking statements are based on the Company's expectations and are subject to a number of risks and uncertainties, certain of which are beyond the Company's control.

Actual results could differ materially from these forward-looking statements as a result of certain factors, including, (i) changes in the Company's end-user markets as a result of world economic or regulatory influences, (ii) changes in the competitive marketplace, including new products and pricing changes by the Company's competitors, (iii) availability and price of raw materials, (iv) levels of operating efficiencies, (v) actions of domestic and foreign governments, (vi) results of investments, and (vii) ability to secure financing at reasonable terms. Any changes in such factors could lead to significantly different results. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks and uncertainties, there can be no assurance that the forward-looking information contained in this document will in fact transpire.

TITAN™


TITAN
THE GRIZZ
1-800-USA-BEAR
TITAN™

Titan International, Inc.
2701 Spruce Street • Quincy, IL 62301 • (217) 228-6011
www.titan-intl.com

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TWI Listed NYSE